Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-238933

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated July 2, 2020 (the "Base Prospectus") to which it relates, as amended or supplemented, (this Prospectus Supplement and the Base Prospectus are together the "Prospectus") and each document deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Northern Dynasty Minerals Ltd., 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, Telephone: 604-684-6365 (attention: Corporate Secretary), and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated July 2, 2020

New Issue	June 21, 2021

US$14,500,000

Common Shares

This Prospectus Supplement, together with the accompanying Base Prospectus, qualifies the distribution of common shares (the "Offered Shares") of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") having an aggregate offering amount of up to US$14,500,000 (the "Offering").  The Company entered into an At-The-Market Offering Agreement (the "ATM Agreement") with H.C. Wainwright & Co., LLC (the "Agent") dated June 21, 2021 pursuant to which the Company may distribute the Offered Shares through the Agent, as agent or as principal.  The Offering is being made only in the United States under a registration statement filed under the United States Securities Act of 1933, as amended (the "Securities Act"), on Form F-10 (File No. 333-238933) (the "Registration Statement"), filed with and declared effective by the U.S. Securities and Exchange Commission (the "SEC").  No Offered Shares will be sold under the ATM Agreement in Canada or on the Toronto Stock Exchange (the "TSX") or any other trading markets in Canada. See "Plan of Distribution".

The common shares of the Company (the "Common Shares") are listed on the NYSE American under the symbol "NAK" and on the TSX under the symbol "NDM".  On June 18, 2021, the last reported sale price for the Common Shares on the NYSE American was US$0.512 per Common Share and on the TSX was $0.64 per Common Share.

Upon delivery of a placement notice by the Company, if any, the Agent may sell the Offered Shares in the United States only and such sales will only be made by transactions that are deemed to be "at-the-market" distributions as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), including, without limitation, sales made directly on the NYSE American, or on any other existing trading market for the Common Shares in the United States, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices and/or any other method permitted by law.  If the Company and the Agent agree on any method of distribution other than sales of Common Shares through the NYSE American or another existing trading market in the United States at market prices, the Company will file a further prospectus supplement providing all information about such offering as required by NI 44-102 and/or Rule 424(b) under the Securities Act  The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts consistent with its normal sales and trading practices to sell the shares offered by this Prospectus Supplement.  In this Offering, prices may vary as between purchasers and during the period of distribution.  There is no arrangement for funds to be received in escrow, trust or similar arrangement, and there is no minimum amount of funds that must be raised under the Offering.  The Offering may terminate after raising only a portion of the offering amount set out above, or none at all.  See "Plan of Distribution".

i

The Company will pay the Agent a commission of up to 3.0% based on the gross sales price per share for any Offered Shares sold pursuant to the ATM Agreement. The Company has agreed to reimburse certain expenses of the Agent in connection with the ATM Agreement.  The net proceeds that the Company will receive from sales of the Offered Shares will vary depending on the number of shares actually sold and the offering price for such shares, but will not exceed US$14,500,000 in the aggregate.  See "Use of Proceeds" for how the net proceeds, if any, from sales under this Prospectus Supplement will be used.  In connection with the sale of the Offered Shares, the Agent will be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of the Agent will be deemed to be underwriting commissions or discounts.  The Agent will only sell the Offered Shares in the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

The NYSE American has approved listing of the Offered Shares, subject to notice of issuance. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Base Prospectus.

An investment in the Offered Shares involves significant risks. You should carefully read the "Risk Factors" section of this Prospectus Supplement beginning on page S-33, the "Risk Factors" section in the Base Prospectus beginning on page 43 and in the documents incorporated by reference herein and therein.

You should rely only on the information contained in or incorporated by reference into this Prospectus.  The Company has not authorized anyone to provide you with different information.  The Company is not making an offer of these securities in any jurisdiction where the offer is not permitted.  You should not assume that the information contained in this Prospectus or incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or the date of such documents incorporated by reference herein, as applicable.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada ("MJDS"), to prepare this Prospectus Supplement and the Base Prospectus in accordance with Canadian disclosure requirements.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies.  Our financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission ("SEC").

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  You should read the tax discussion in this Prospectus Supplement and the accompanying Base Prospectus fully and consult with your own tax advisers.  See "Certain Material United States Federal Income Tax Considerations" and "Risk Factors".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, Canada, that the majority of our officers and directors are not residents of the United States, that the majority of the experts named in the registration statement are not residents of the United States and that a substantial portion of the assets of these persons are located outside the United States.

THESE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All references in this Prospectus Supplement and the Base Prospectus to "dollars" or "$" are to Canadian dollars, unless otherwise stated.  References to "US$" are to United States dollars.

Each of Mr. Steven Decker, a director of the Company, and Mr. Wayne Kirk, a director of the Company, reside outside of Canada. Each of Mr. Decker and Mr. Kirk has appointed the Company’s counsel, McMillan LLP, located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Our head office is at 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1.  The registered office of the Company is located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

H.C. Wainwright & Co.

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS

BASE SHELF PROSPECTUS

v

IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus which provides more general information. This Prospectus Supplement and the Base Prospectus are together referred to as the "Prospectus". This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See "Documents Incorporated by Reference".

We filed the Base Prospectus with the securities commissions in all Canadian provinces other than Québec (the "Canadian Qualifying Jurisdictions") in order to qualify the offering of the securities described in the Base Prospectus in accordance with National Instrument 44-102 - Shelf Distributions ("NI 44-102").  The British Columbia Securities Commission issued a receipt dated July 2, 2020 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 - Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 - Process for Prospectus Review in Multiple Jurisdictions.

The Base Prospectus also forms part of a registration statement on Form F-10 (the "Registration Statement") that we filed with the SEC under the U.S. Securities Act utilizing the MJDS.  The Registration Statement was declared effective by the SEC under the U.S. Securities Act on July 7, 2020 (SEC File No. 333-238933).  The Registration Statement incorporates the Base Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by us with the SEC in accordance with the instructions to the SEC Form F-10.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Base Prospectus, you should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference and therein are deemed modified or superseded by the statements made by this Prospectus Supplement and the information incorporated by reference herein. We have not authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it.

You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this Prospectus Supplement, unless the context requires otherwise, "we", "us" and "our" refers, collectively, to Northern Dynasty and its wholly owned subsidiaries. Capitalized terms used but not defined herein have the meanings given to those terms in the Base Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents ("documents incorporated by reference" or "documents incorporated herein by reference") that we have filed with the securities regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1. our annual information form for the year ended December 31, 2020 dated as of March 31, 2021 (the "2020 AIF");

2. our audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon;

3. our annual management's discussion and analysis of financial condition and operations for the financial year ended December 31, 2020 (the "2020 Annual MD&A");

4. our condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020;

5. our management's discussion and analysis of financial condition and operations for the three months ended March 31, 2021 (the "Q1 2021 MD&A"); and

6. our management information circular dated May 19, 2021 distributed in connection with the annual meeting of shareholders to be held on June 30, 2021.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by us with the securities regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer after the date of this Prospectus Supplement, and before the termination of the distribution, are also deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus (the "Additional Documents Incorporated by Reference"). These documents will include any documents of the type referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements, all management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements and all business acquisition reports filed by us subsequent to the date of this Prospectus Supplement and prior to the termination of the distribution under this Prospectus Supplement. To the extent that we file any additional prospectus supplements disclosing additional or updated information relating to the distribution of the Offered Shares with securities commissions or similar authorities in the relevant provinces of Canada after the date of this Prospectus Supplement and prior to the sale of all Offered Shares hereunder, such additional prospectus supplements shall be deemed to be incorporated by reference into the Prospectus.

In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering.  These documents will be available through the internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

Further, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that we file or furnish to the SEC after the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or this Prospectus Supplement is withdrawn, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information filed or furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein). For certainty, all of the documents and information listed in paragraphs (a) through (i) above, all of which have been filed with or furnished to the SEC as part of filings on Form 40-F or Form 6-K, are hereby incorporated by reference as exhibits to the registration statement of which this Prospectus Supplement forms a part.

Any statement contained in this Prospectus Supplement, the Base Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Base Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Base Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all prospectus supplements of the Company filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares hereunder. Upon the filing by us of the condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares under this Prospectus. In addition, upon the filing by us of a new management information circular for an annual meeting of shareholders with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares under this Prospectus.

Information contained on our website, www.northerndynastyminerals.com, is not part of this Prospectus Supplement or the Base Prospectus and is not incorporated herein by reference and may not be relied upon by you in connection with an investment in the Offered Shares.

Copies of the documents incorporated herein by reference may be obtained from us upon request without charge from Northern Dynasty Minerals Ltd., 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 (telephone: (604)684-6365) (attention: Corporate Secretary), or by accessing our disclosure documents available on our profile on SEDAR at www.sedar.com or at the web site of the SEC at www.sec.gov.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with, the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Prospectus.

Common Shares Offered	Common Shares having an aggregate offering price of up to US$14,500,000.

Manner of Offering

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States.  No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada.  The sales, if any, of Offered Shares made under the ATM Agreement will be made by means of ordinary brokers' transactions on the NYSE American at market prices, or as otherwise agreed upon by the Company and the Agent.  See "Plan of Distribution".

Use of Proceeds

Northern Dynasty will use the net proceeds of the Offering for (i) the appeal of the Record of Decision by the United States Army Corps of Engineers, (ii) continued engineering, environmental, permitting and evaluation work on the Pebble Project, (iii) maintenance of Company's corporate presence in Alaska, (iv) maintenance of the Pebble Project mineral claims, (v) pursuit of the partnering process for the Pebble Project,  (vi) preparation of engineering reports on the Pebble Project, and (vii) general corporate purposes.  See "Use of Proceeds".

Risk Factors

Investing in the Company's common shares is speculative and involves a high degree of risk.  Each prospective investor should carefully consider the risks described under the sections titled "Risk Factors" in this Prospectus Supplement and in the Base Prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.

Listing

The NYSE American has approved listing of the Offered Shares, subject to notice of issuance.  The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

Trading symbols	NYSE American: NAK TSX: NDM

The Agent may sell the Offered Shares in the United States only and such sales will only be made by transactions that are deemed to be "at-the-market" distributions as defined in NI 44-102, including, without limitation, sales made directly on NYSE American, or on any other existing trading market for the Common Shares in the United States.  If the Company and the Agent agree on any method of distribution other than sales of Offered Shares into the NYSE American or another existing trading market in the United States at market prices, the Company will file a further prospectus supplement providing all information about such offering as required by NI 44-102 and/or Rule 424(b) under the Securities Act.  No Offered Shares will be offered or sold in Canada.

MARKETING MATERIALS

Any marketing materials are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces of Canada, except Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the documents incorporated herein by reference contain certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into the Base Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

  our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

  the success of our appeal of the record of decision of the United States Army Corps of Engineers (the "USACE") denying the issuance of certain permits required for the Pebble Project (the "Record of Decision" or "ROD");

  our ability to successfully apply for and obtain the federal and state permits that we will be required to obtain for the Pebble Project, including under the Clean Water Act ("CWA"), the National Environmental Policy Act ("NEPA") under relevant federal and Alaska state legislation;

  the outcome of the US government investigations involving the Company;

  our ability to successfully defend against purported class action law suits that have been commenced us;

  our plan of operations, including our plans to carry out and finance exploration and development activities;

  our ability to raise capital for exploration, permitting and development activities and meet our working capital requirements;

  our expected financial performance in future periods;

  our expectations regarding the exploration and development potential of the Pebble Project;

  the outcome of the legal proceedings in which we are engaged;

  the uncertainties with respect to the effects of COVID-19; and

  factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which our forward-looking information are based include:

  our appeal of the Record of Decision issued by the USACE will be successful ;

  that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

  that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

  that we will ultimately be able to demonstrate that a mine at the Pebble Project will be economically feasible based on a mine plan for which permitting can be secured that the COVID-19 outbreak will not materially impact or delay our ability to obtain permitting for a mine at the Pebble Project;

  that the market prices of copper, gold, molybdenum, silver and rhenium will not significantly decline or stay depressed for a lengthy period of time;

  that our key personnel will continue their employment with us; and

  that we will continue to be able to secure adequate financing on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

  we may be unsuccessful in our appeal of the ROD with respect to the decision to deny the issuance of many of the permits which we require to operate a mine at the Pebble Project;

  our inability to ultimately obtain permitting for a mine at the Pebble Project;

  our inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

  we may be unsuccessful in our appeal of the Record of Decision with respect to the decision to deny the issuance of many of the permits which we require to operate a mine at the Pebble Project;

  we may not be successful in defending shareholder securities litigation claims that have been filed against us in the US and in Canada, and we may be obligated to indemnify our underwriters in addition to being subject to liabilities to the plaintiffs;

  the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before the U.S. Department of Justice, a federal grand jury in Alaska and the Securities and Exchange Commission;

  government efforts to curtail the COVID-19 pandemic may delay the Company in completion of its work relating to this permitting process;

  our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

  an inability to continue to fund exploration and development activities and other operating costs;

  our actual operating expenses may be higher than projected;

  the highly cyclical nature of the mineral resource exploration business;

  the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

  an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

  the potential for loss of the services of our key executive officers;

  a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

  the volatility of copper, gold, molybdenum, silver and rhenium prices and mining share prices;

  the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

  the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

  potential claims by third parties to titles or rights involving the Pebble Project;

  the uncertainty of the outcome of current or future litigation, including but not limited to, the appeal of the Record of Decision denying the issuance of many of the permits required to operate a mine at the Pebble Project;

  the possible inability to insure our operations against all risks;

  the highly competitive nature of the mining business;

  the potential equity dilution to current shareholders from future equity financings; and

  that we have never paid dividends and will not do so in the foreseeable future.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Investors should refer to the sections of this Prospectus Supplement and the Base Prospectus entitled "Risk Factors" for a comprehensive discussion of the risk factors that we face. In addition, investors should refer to the risk factors identified in our 2020 AIF, our 2020 Annual MD&A, our Q1 2021 MD&A and any Additional Documents Incorporated by Reference. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus Supplement. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

WE QUALIFY ALL THE FORWARD-LOOKING STATEMENTS CONTAINED IN THE BASE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN BY THE FOREGOING CAUTIONARY STATEMENTS.

CANADIAN MINERAL PROPERTY STANDARDS AND RESOURCE ESTIMATES

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus Supplement have been prepared in accordance with NI 43-101.

This Prospectus Supplement uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council"), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the "CIM Definitions"):

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and may not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

mineral reserve

The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined.  It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

probable mineral reserve

The economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

This Prospectus Supplement also uses the term "preliminary economic assessment", which is defined in NI 43-101 to mean a study that includes an economic analysis of the potential viability of mineral resources, but that does not meet the definition of either a "pre-feasibility study" or a "feasibility study", as such terms are defined above.

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded once all SEC registrants are required to comply with the new rules.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards that are presented above under "Canadian Mineral Property Disclosure Standards and Resource Estimates":

  feasibility study;

  indicated mineral resource;

  inferred mineral resource;

  measured mineral resource;

  mineral reserve;

  mineral resource;

  modifying factors;

  preliminary feasibility study (or "pre-feasibility study");

  probable mineral resource; and

  proven mineral reserve.

As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

We are not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43‐101 disclosure standards and CIM Definition Standards. However, if we either cease to be a "foreign issuer" or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in this Prospectus and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non‐MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any  mineral resources that we may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report in this Prospectus Supplement are or will be economically or legally mineable.

For the above reasons, information contained in this Prospectus Supplement and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles ("U.S. GAAP"). Accordingly, our financial statements incorporated by reference in the Prospectus Supplement, and in the documents incorporated by reference in this Prospectus Supplement, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars.  References to "$" are to Canadian dollars and references to "U.S. dollars" or "US$" are to United States dollars.

The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2020, December 31, 2019 and December 31, 2018, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

(in Canadian Dollars)

High	1.4496	1.3600	1.3642

Low	1.2718	1.2988	1.2288

Average	1.3415	1.3269	1.2957

Closing	1.2732	1.2988	1.3642

On June 18, 2021, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.2419.

THE COMPANY

This summary does not contain all the information about Northern Dynasty that may be important to you.  You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

We are a mineral exploration company focused on the exploration and advancement towards feasibility, permitting and ultimately development of the Pebble Project, a copper-gold-molybdenum-silver-rhenium mineral project located in southwest Alaska (the "Pebble Project").  The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

Our Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership"), in which we own a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership.  Pebble Mines Corp., a 100% indirectly owned Alaskan subsidiary of the Company, is the general partner of the Pebble Partnership and responsible for its day-to-day operations.

Key Developments Related to the Permitting Process

In February 2014, the US Environmental Protection Agency ("EPA") announced a pre-emptive regulatory action under Section 404(c) of the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. From 2014 to 2017, Northern Dynasty and the Pebble Partnership focused on a multidimensional strategy, including legal and other initiatives to ward off this action. These efforts were successful, resulting in the legal agreement with the EPA announced on May 12, 2017, enabling Pebble to enter normal course permitting under the NEPA.

On December 22, 2017, the Pebble Partnership filed its 404 wetlands permit application (the "CWA 404 Permit Application") under the CWA with the USACE, which was "receipted" as complete by USACE on January 5, 2018 and initiated the federal Environmental Impact Statement ("EIS") permitting process for the Pebble Project under NEPA. The permit application included a project description (the "Project Description") that was based on a smaller mine concept developed for the Pebble Project in the latter part of 2017, as detailed below under "Project Description". The Project Description in the permit application envisages the project developed as an open pit mine and processing facility with supporting infrastructure.  In response to stakeholder concerns, the footprint of the proposed development in the updated Project Description is substantially smaller than previously envisaged. The current mine plan proposal in the updated Project Description consolidates most major site infrastructure in a single drainage, and includes other new environmental safeguards, as described below under "Project Description".

Key developments in the permitting process included the following:

  On February 5, 2018, USACE announced the appointment of AECOM - a leading global engineering firm - as third-party contractor for the Pebble EIS process;

  On March 19, 2018, USACE published guidelines and timelines for completing NEPA permitting, and the associated Pebble EIS process; and

  Between April and August, 2018, the Pebble Project was advanced through the Scoping Phase of the Pebble EIS process administered by USACE:

    Scoping was initiated on April 1, 2018 with a 90-day public comment period concluded on June 29, 2018; and

  The Scoping Phase was completed and the USACE released the Scoping Document on August 31, 2018.
  On February 20, 2019, the USACE posted the draft EIS (the "Draft EIS") on its website, then initiated a public comment process on the Draft EIS, which was completed on July 2, 2019.

On March 26, 2020, in accordance with the order of the Governor of Alaska, the Pebble Partnership, along with all other nonessential offices in Alaska, closed its offices for the health and safety of its personnel. Notwithstanding the closure, the Company has maintained its staff and employees to help ensure that the project schedule announced by the USACE for the final EIS remained on track. Technical review meetings were completed before the implementation of the Governor's order in response to COVID-19.

On April 17, 2020, a US federal district court judge in Alaska ruled in favour of the EPA by granting a motion to dismiss a case brought by a collection of litigants opposed to the Pebble Mine that challenged the EPA's July 2019 decision to formally withdraw its prior regulatory action under Section 404(c) of the CWA. The ruling was based on a determination that the litigants had failed to state a claim upon which relief can be granted. This dismissal has been appealed to the Ninth Circuit Court of Appeals. On June 17, 2021, the Ninth Circuit Court of Appeals issued an opinion reversing in part the District Court’s opinion and remanding the case to the Alaska federal court to undertake further proceedings consistent with the decision of the court of appeals.    Specifically, the Court of Appeals upheld the District Court’s finding that the CWA contained no meaningful legal standard for judicial review in its broad grant of discretion to the EPA, but the Court of Appeals remanded the case because it found that EPA’s regulations contain a meaningful legal standard for review. The case was therefore remanded to the District Court for further proceedings to determine whether the EPA’s withdrawal of the proposed determination was arbitrary, capricious or an abuse of power contrary to law.

On May 22, 2020, the USACE announced a development alternative for the Pebble Project as the 'least environmentally damaging practicable alternative' or LEDPA for the transportation corridor for the proposed Pebble mine. The LEDPA transportation corridor includes an all land-based transportation route to connect the proposed mine site to a port site on Cook Inlet via an approximate 85-mile road north of Lake Iliamna, thereby avoiding the need for ferry transport across the lake. The transportation corridor, which is referred to as the 'northern transportation corridor' and otherwise known and evaluated in the Pebble EIS as 'Alternative 3', has been extensively studied by the Pebble Partnership, and the Company believes that this transportation corridor presents several compelling benefits over the alternative lake ferry transportation corridor options. The EPA, in a letter to the USACE dated May 28, 2020, confirmed its view that the northern corridor transportation route was the least environmentally damaging practicable alternative under the EPA's guidelines.

Activities by Northern Dynasty and the Pebble Partnership in 2018, 2019 and 2020 were focused on providing information to support the overall development of the Pebble EIS.

We continued to update the mine plan being reviewed in the Pebble EIS permitting process based on ongoing engineering work. As currently proposed under the Project Description, the Pebble deposit would be developed as a 180,000 ton (imperial) per day open pit mine with associated on and off-site infrastructure that includes a 270-megawatt power plant located at the mine site; a transportation corridor from the mine site to a permanent, year-round port facility on the west side of Cook Inlet; and a natural gas pipeline from the Kenai Peninsula to the Project site.

Additional information on our recent activities in connection with advancing the development of the Pebble Project are included in the Company's 20120 AIF, our 2020 Annual MD&A and our Q1 2021 MD&A.

Completion of the EIS and issuance of the Record of Decision

The Pebble Project has completed the US NEPA Environmental Impact Statement ("Pebble EIS") process with the final Pebble EIS being published by the USACE on July 24, 2020. The Pebble EIS process required a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, such that the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

The USACE published the final EIS for the Pebble Project on July 24, 2020. Led by the USACE, the Pebble EIS also involved eight federal cooperating agencies (including the US EPA and US Fish & Wildlife Service), three state cooperating agencies (including the Alaska Department of Natural Resources and the Alaska Department of Environmental Conservation), the Lake & Peninsula Borough and federally recognized tribes. The final Pebble EIS was viewed by the Company as positive in that it found impacts to fish and wildlife would not be expected to affect harvest levels, there would be no measurable change to the commercial fishing industry including prices and there would be a number of positive socioeconomic impacts on local communities.

The CWA 404 Permit Application was submitted in December 2017, and the permitting process over the next three years involved the Pebble Partnership being actively engaged with the USACE on the evaluation of the Pebble Project. There were numerous meetings between representatives of the USACE and the Pebble Partnership regarding, among other things, compensatory mitigation for the Pebble Project. The Pebble Partnership submitted several draft compensatory mitigation plans to the USACE, each refined to address comments from the USACE and that the Pebble Partnership believed were consistent with mitigation proposed and approved for other major development projects in Alaska. In late June 2020, USACE verbally identified the "significant degradation" of certain aquatic resources, with the requirement of new compensatory mitigation. The Pebble Partnership understood from these discussions that the new compensatory mitigation plan for the Pebble Project would include in-kind, in-watershed mitigation and continued its work to meet these new USACE requirements.

The USACE formally advised the Pebble Partnership by letter dated August 20, 2020 that it had made preliminary factual determinations under Section 404(b)(1) of the CWA that the Pebble Project as proposed would result in significant degradation to aquatic resources. In connection with this preliminary finding of significant degradation, the USACE formally informed the Pebble Partnership that in-kind compensatory mitigation within the Koktuli River watershed would be required to compensate for all direct and indirect impacts caused by discharges into aquatic resources at the mine site. The USACE requested the submission of a new compensatory mitigation plan to address this finding within 90 days of its letter. Based on these requirements, the Pebble Partnership continued with its efforts to develop the new compensatory mitigation plan (the "CMP") to align with the requirements outlined by the USACE as conveyed to the Pebble Partnership. This plan envisioned creation of an 112,445-acre Koktuli Conservation Area on land belonging to the State of Alaska in the Koktuli River watershed downstream of the Project. During the period in which this CMP was developed, the Pebble Partnership continued to confer with the USACE regarding its proposed approach to mitigation. An initial draft of the CMP was submitted to the USACE for an interim review by the USACE in September 2020. The Pebble Partnership then revised the CMP based on the input from the USACE. The objective of the preservation of the Koktuli Conservation Area was to allow the long-term protection of a large and contiguous ecosystem that contains aquatic and upland habitats. If adopted, the Koktuli Conservation Area would preserve 31,026 acres of aquatic resources (wetlands) within the Koktuli River watershed. The protected resources were designed to address the physical, chemical, and biological functions highlighted by the EPA and US Fish & Wildlife Service. Preservation of the Koktuli Conservation Area was proposed with the objective of minimizing the threat to, and preventing the decline of, aquatic resources in the Koktuli River watershed from potential future actions, and sustaining the fish and wildlife species that depend on these aquatic resources, while protecting the subsistence lifestyle of the residents of Bristol Bay and commercial and recreational sport fisheries. The revised plan was submitted to the USACE on November 4, 2020.

On November 25, 2020, the USACE issued the ROD. The ROD rejected the compensatory mitigation plan as "noncompliant" and determined the project would cause "significant degradation" and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership's permit application under the Clean Water Act.

The Pebble Partnership submitted its request for appeal of the ROD (the "RFA") to the USACE Pacific Division on January 19, 2021. The RFA reflects the Pebble Partnership's position that the USACE's Record of Decision and permitting decision - including its "significant degradation" finding, its 'public interest review' findings, and its perfunctory rejection of the Pebble Partnership's CMP - are contrary to law, unprecedented in Alaska, and fundamentally unsupported by the administrative record, including the Pebble EIS. The specific reasons for appeal asserted by the Pebble Partnership in the RFA include (i) the finding of "significant degradation" by the USACE is contrary to law and unsupported by the record, (ii) the USACE's rejection of the compensatory mitigation plan is contrary to the USACE regulations and guidance, including the failure to provide the Pebble Partnership with an opportunity to correct the alleged deficiencies, and (iii) the determination by the USACE that the Pebble Project is not in the public interest is contrary to law and unsupported by the public record. In a letter dated February 24, 2021, the USACE confirmed the Pebble Partnership's RFA is "complete and meets the criteria for appeal." The appeal process will now move to consideration by the USACE of the merits of the appeal. The appeal will be reviewed by the USACE based on the administrative record and any clarifying information provided, and the Pebble Partnership will be provided with a written decision on the merits of the appeal at the conclusion of the process. The appeal is governed by the policies and procedures of the USACE administrative appeal regulations. While federal guidelines suggest the appeal should conclude within 90 days, the USACE has indicated the complexity of issues and volume of materials associated with Pebble's case means the review will likely take additional time. There is no assurance that the Company's appeal of the ROD will be successful or that the required permits for the Pebble Project will ultimately be issued. The permits are required in order that the Pebble Project can be developed as proposed by the Company. If the Pebble Partnership's administrative appeal of the ROD is successful, then we anticipate that the permitting decision would be remanded back to the USACE's Alaska District in order that the permitting process would then continue based on the administrative record and the findings and determinations made by the USACE Pacific Division in its appeal decision. There is no assurance that a successful appeal will ultimately result in the issuance of a positive ROD by the USACE Alaska District. If the Pebble Partnership's administrative appeal is not successful, the Company may seek judicial review of the ROD in the appropriate US District Court. There is no assurance that any judicial review would be successful in overturning an unsuccessful appellate decision.

On January 22, 2021, the State of Alaska, acting in its role as owner of the Pebble lands and subsurface mineral estate, announced that it had also filed a request for appeal. That appeal was rejected on the basis that the State did not have standing to pursue an administrative appeal with the USACE.

Additional information on the issuance of the Record of Decision and our appeal of the Record Decision is included in our 2020 AIF, our 2020 Annual MD&A and our Q1 2021 MD&A.

Project Description

On December 22, 2017, the Pebble Partnership submitted its CWA 404 permit application in which it was envisaged that the Pebble copper-gold-molybdenum-silver-rhenium porphyry deposit would be developed as an open pit mine, with associated on and off-site infrastructure. In subsequent years, additional engineering work was completed to support the environmental assessment process, as well as recommendations from USACE in the final Pebble EIS, that has resulted in some modifications to the plan, and the Project Description has been updated accordingly.

Under the mine plan envisioned by the Project Description, the proposed project infrastructure includes:

• a 270 megawatt power plant located at the mine site;

• a 164 mile natural gas pipeline connecting existing supply on the Kenai Peninsula to the power plant at the mine site;

• an 82-mile transportation corridor from the mine site to a port site located north of Diamond Point in Iliamna Bay on Cook Inlet consisting of:

o a private two-lane unpaved road that connects to the existing Iliamna/Newhalen road system;

o the onland portion of the natural gas pipeline buried adjacent to the road; and

o a concentrate pipeline to transport copper-gold concentrate from the mine site to the port with a return water pipeline to the mine site, both buried adjacent to the road; and

• a port facility incorporating:

o concentrate dewatering, storage and handling;

o fuel and supply storage;

o local power supply; and

o barge docks for supplies and to facilitate bulk lightering of concentrate between the Diamond Point Port and an offshore lightering location in Iniskin Bay for loading onto bulk carriers.

The Pebble Partnership's permit application envisages the Pebble Project being developed as an open pit mine with associated on and off-site infrastructure described in this section.  Construction is estimated to last for approximately four years, followed by a commissioning period and 20 years of mineral processing.

Item	Value
General Operation Construction Total project operations Daily schedule Annual schedule	4 years 20 years 24 hours 365 days
Mine Operation Preproduction mined tonnage Average annual mining rate Operations mined tonnage Mine life strip ratio Open pit dimensions	33 million tons 70 million tons 1,440 million tons 0.12:1 (waste: mineralized material) 6,800 ft x 5,600 ft, 1,950 ft deep
Process Operation Daily process rate Annual process volume Copper-gold concentrate Molybdenum concentrate	180,000 tons 66 million tons 613,000 tons per year (average) 15,000 tons per year (average)
Pyritic Tailings Storage Facility Approximate capacity (tailings) Approximate capacity (PAG waste) South embankment (height) North embankment (height) East embankment	155 million tons 93 million tons 215 feet 335 feet 225 feet
Bulk Tailings Storage Facility Approximate capacity Main embankment (height) South embankment (height)	1,140 million tons 545 feet 300 feet
Main Water Management Pond Approximate capacity	2,450 million cubic feet (56,000 ac-ft)
Embankment height	190 feet
Concentrate Pipeline Diameter	6.25 inches
[a] Design criteria as presented are approximate and have been averaged and rounded as appropriate for ease of reference.

The Pebble Mine is designed to be a conventional drill, blast, truck, and shovel operation with an average mining rate of approximately 70 million tons per year and an overall stripping ratio of 0.12 ton of waste per ton of mineralized material.

Under the mine plan envisioned by the Project Description, the open pit mine will be developed in stages, with each stage expanding the area and deepening the previous stage. The final dimensions of the open pit will be approximately 6,800 feet long and 5,600 feet wide, with depths to 1,950 feet.

The development proposed in Pebble's Project Description is substantially smaller than previous iterations, and presents significant new environmental safeguards, including:

• a development footprint less than half the size previously envisaged;

• the consolidation of most major site infrastructure in a single drainage (the North Fork Koktuli), and the absence of any primary mine operations in the Upper Talarik drainage;

• a more conservative Tailings Storage Facility ("TSF") design, including enhanced buttresses, flatter slope angles and an improved factor of safety;

• separation of potentially acid generating ("PAG") tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

• a comprehensive tailings and water management plan including a flow through design for the bulk tailings embankment;

• no permanent waste rock piles; and

• no secondary gold recovery plant.

The project proposed in the Project Description uses a portion of the currently estimated Pebble mineral resources.  This does not preclude development of additional resources in other phases of the project in the future, but such development would require additional evaluation and would be subject to separate permitting processes.

The foregoing summary of the Project Description is summarized from the "2021 Technical Report on the Pebble Project, Southwest Alaska, USA" by J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., Hassan Ghaffari, P.Eng., and Stephen Hodgson, P.Eng., effective date February 24, 2021 ("2021 Technical Report"), and updated by Company staff.  Readers are encouraged to review the full technical summary of the Pebble Project that is included in the 2020 AIF and derived from information included in the 2021 Technical Report.

The current mine plan that is included in the Project Description for the development of the Pebble Project is not supported by any preliminary economic assessment or any preliminary or final feasibility study.  Accordingly, even if permitting is achieved, there is a substantial risk that the Company will not be able to proceed with the development of the Pebble Project and shareholders may not be able to recover their investment in the Company.

Legal Proceedings

Grand Jury Subpoena

On September 23, 2020, the Company announced that Tom Collier, the former Chief Executive Officer of the Pebble Partnership, had submitted his resignation in light of comments made about elected and regulatory officials in Alaska and the Pebble Project in private conversations covertly videotaped by an environmental activist group.  Conversations with Mr. Collier, as well as others with Ron Thiessen, Northern Dynasty's President and Chief Executive Officer, were secretly videotaped or audiotaped by unknown individuals posing as representatives of a Hong Kong-based investment firm, which represented that it was linked to a Chinese State-Owned Enterprise (SOE).  The Company understands that a Washington DC-based environmental group, the Environmental Investigation Agency, released portions of the recordings online after obscuring the voices and identities of the individuals posing as investors.

Following the release of the recordings, the USACE issued a statement that, following a review of the transcripts of the recordings, they had "identified inaccuracies and falsehoods relating to the permit process and the relationship between our regulatory leadership and the applicant's executives".  Further, the Pebble Partnership received a letter from the Committee on Transportation and Infrastructure of the United States House of Representatives on November 19, 2020 stating that the comments made by Mr. Collier and Mr. Thiessen regarding the expansion, capacity, size and duration of the potential Pebble mine were believed to be inconsistent with the testimony of Mr. Collier before the Committee and demanding production of documents apparently related to the comments.  The Company has been producing documents in response to those requests.  The Company also responded to the Committee by letter denying and refuting the Committee's alleged inconsistency.

On February 5, 2021, the Company announced that the Pebble Partnership and Tom Collier, the former Chief Executive Officer of the Pebble Partnership, had each been served with a subpoena issued by the United States Attorney's Office for the District of Alaska to produce documents in connection with a grand jury investigation.  The Company and the Pebble Partnership are cooperating with the investigation.  The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter.  The Company also self-reported this matter to the US Securities and Exchange Commission ("SEC"), and there is a related informal inquiry being conducted by the enforcement staff of the SEC's San Francisco Regional Office.

Class Action Litigation Relating to the USACE'S Record of Decision

In December 2020, two putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York (Brooklyn) regarding the drop in the price of the Company’s stock following the adverse decision by USACE regarding the Pebble Project.  These cases were captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM.  The two actions were consolidated by order of the Court on March 17, 2021.  On June 15, 2021, Plaintiffs filed a consolidated amended complaint, captioned In re Northern Dynasty Minerals Ltd. Securities Litigation (“the Consolidated Complaint”), naming the Company, Ron Thiessen, and Tom Collier as defendants.  No other current or former officers or directors of the Company are named as defendants in the Consolidated Complaint.  As in the original complaints, the Consolidated Complaint was filed on behalf of a purported class of investors who claim to have purchased shares of the Company’s stock from December 21, 2017 through November 24, 2020, and seeks damages allegedly caused by violations of the federal securities laws under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder.  The Company has until September 15, 2021 to respond to the Consolidated Complaint and intends to defend itself vigorously in this action.

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company's stock following the USACE's November 25, 2020, decision regarding the Pebble Project.  The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849.  The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company's stock between December 21, 2017 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company's primary market offering documents and continuous disclosure documents, and (ii) allegedly oppressive conduct.  The Company has been served the claim and intends to defend itself vigorously.  The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit.

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company's stock following (i) the USACE's August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE's November 25, 2020 decision regarding the Pebble Project.  The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530.  The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company's primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence.  The Company has been served and intends to defend itself vigorously. The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company's stock following the USACE's November 25, 2020 decision regarding the Pebble Project.  The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP.  The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company's primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence.  The Company has been served and intends to defend itself vigorously.  The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

Indemnification Obligations

We are subject to certain indemnification obligations to both present and former officers and directors, including Mr. Collier, in respect to the legal proceedings described above.  These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company, and may also be subject to contractual limitations.

PLAN OF DISTRIBUTION

The Company entered into the ATM Agreement with the Agent under which the Company may offer and sell from time to time up to US$14,500,000 of Offered Shares through the Agent.

Sales of the Offered Shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including, without limitation, sales made directly on the NYSE American or any other existing trading market for the Common Shares in the United States, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices, and/or any other method permitted by law.  If the Company and the Agent agree on any method of distribution other than sales of Common Shares into the NYSE American or another existing trading market in the United States at market prices, the Company will file a further prospectus supplement providing all information about such offering as required by NI 44-102 and/or Rule 424(b) under the Securities Act.  Under the terms of the ATM Agreement, the Company may also sell Offered Shares to the Agent as principal for its own account.  The Company will designate the maximum amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold.  The Company may instruct the Agent not to sell the Offered Shares if the sales cannot be effected at or above the price designated by the Company from time to time. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts consistent with its normal sales and trading practices to sell the shares offered by this Prospectus Supplement. No Offered Shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions or otherwise.  The Company or each Agent, for such Agent may suspend the offering of Offered Shares upon proper notice and subject to other conditions.

The Company will pay the Agent a cash commission of up to 3.0% of the aggregate gross proceeds of sales made pursuant to the ATM Agreement.  The Company estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities and the Company's counsel and its auditors, but excluding compensation payable to the Agent under the terms of the ATM Agreement) will be approximately US$100,000.  The Company has also agreed to reimburse the Agent for certain specified expenses, including the fees and disbursements of its legal counsel in an amount not to exceed US$50,000.  In addition, pursuant to the terms of the ATM Agreement, the Company has agreed to reimburse the Agent for the fees and expenses of its counsel in connection with the ongoing diligence requirements arising from the transactions contemplated by the ATM Agreement in an amount not to exceed US$2,500 per calendar quarter.  There is no arrangement for funds to be received in an escrow trust or similar arrangement.

Settlement for sales of the Offered Shares are expected to occur on the second business day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to the Company.  There is no arrangement for funds to be received in an escrow trust or similar arrangement.  Sales of Offered Shares in the United States will be settled through the facilities of The Depositary Trust Company or by such other means as the Company and the Agent may determine.

In connection with the sale of the Offered Shares on the Company's behalf, the Agent will be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of the Agent will be deemed to be underwriting commissions or discounts.  The Company has agreed to provide indemnification and contribution to the Agent against certain civil liabilities, including liabilities under the Securities Act.

The offering of Offered Shares pursuant to the ATM Agreement will terminate upon the earlier of the sale of all of the securities offered hereunder, and the termination of the ATM Agreement as permitted therein.  The Agent may terminate the ATM Agreement under the circumstances specified in the ATM Agreement.

The Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees.  No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the Common Shares.  To the extent required by Regulation M under the U.S. Exchange Act, the Agent will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

The NYSE American has approved listing of the Offered Shares, subject to notice of issuance.  The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

This Prospectus Supplement and the accompanying Base Prospectus in electronic format may be made available on a website maintained by the Agent, and the Agent may distribute this Prospectus Supplement and the accompanying Base Prospectus electronically.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares offered by this Prospectus Supplement in any jurisdiction outside the United States where action for that purpose is required.  The Offered Shares offered by this Prospectus Supplement may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.  Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement.  This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares offered by this Prospectus Supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution.  The net proceeds will depend on the number of Offered Shares and the market price at which they are sold.  The net proceeds of this Offering will represent the gross proceeds after deducting the compensation payable under the ATM Agreement and expenses of the distribution.  The Agent will receive a cash commission of up to 3.0% of the aggregate gross proceeds realized from the sale of the Offered Shares for services rendered in connection with the Offering.  If the Company sells US$14,500,000 of Offered Shares, the estimated total expenses of the Offering, excluding the commission to be paid to the Agent, will be approximately US$100,000.

The Company intends to use the net proceeds from the Offering for the Company's operational and capital expenditures, maintain its working capital balances and for general corporate purposes as set forth above. The actual allocation of the net proceeds may vary depending on future developments and at the discretion of the Company's board of directors and management.  Accordingly, management will have significant discretion and flexibility in applying the net proceeds from the sale of the Offered Shares hereunder.

Business Objectives and Milestones

Our business objectives for the next twelve months are to:

  continue with the appeal of the Record of Decision (RFA) by the USACE;

  continue with engineering, environmental, permitting and evaluation work on the Pebble Project as required, including the completion of engineering reports;

  maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government (both in Alaska and Washington, D.C.), Alaska Native partners and broader stakeholder relationships;

  contingent on a successful appeal of the RFA, initiate Alaska state permitting activities;

  maintain the Pebble Project and Pebble claims in good standing;

  continue to seek potential partner(s) with greater financial resources to further advance the Pebble Project; and

  continue general and administrative activities in connection with the advancement of the Pebble Project.

The key milestones in the development of the Company's business is presently the successful completion of an appeal of the Record of Decision.

The USACE's Record of Decision has had a material impact on the Company, as previously disclosed.  Accordingly, the Company has altered its intended business activities and milestones to be completed over the next 12 months to focus on the appeal of the Record of Decision. The Company's present business objectives and milestones are anticipated to generally include the following activities over the next twelve months:

Milestone/Business Objective	Business Activity within Next 12 Months	Timeframe for Completion(1)	Anticipated Budget during Next 12 Months
Continue with engineering, environmental, permitting and evaluation work on the Pebble Project as required	Work includes ongoing site maintenance to remain in compliance with permitting and demobilization of field equipment as required; additional engineering and evaluation of the Pebble Project	Ongoing through next twelve months	$5,200,000
Maintain an active corporate presence in Alaska	Continue to build relationships with: both federal and Alaska state governments and agencies; Native Corporations and communities, an example being the establishment of the Pebble Performance Dividend, which is intended to provide a direct benefit to the people of Bristol Bay; Right-of-Way Payments to various Native Corporations	Ongoing through next twelve months	$4,600,000
Pebble claims maintenance	Continue to maintain the Pebble claims in good standing.	Ongoing through next twelve months	$1,400,000
Pebble partnering process (1)	Ongoing discussions and possible negotiations to secure a project partner(s) with the financial resources to advance development of the Pebble project. Management will continue to seek suitable partner(s) with the objective to maximize shareholder value through 2021.(2)	Ongoing through next twelve months	$1,000,000
General corporate purposes, including appeal of the ROD by the USACE on Pebble, defence of Class Action Lawsuits, settlement of historical liabilities, handling of grand jury investigation	Pursue successful appeal of the ROD and defence of legal proceedings	Ongoing through next twelve months	$6,400,000

(1) Due to the COVID-19 pandemic, some due diligence activities that a partner may usually undertake such as site visits have been slower than anticipated.

(2) There is no assurance that these discussions or possible negotiations will result in any binding agreement with any partner for the development of the Pebble Project.  See Risk Factors in the Base Prospectus - "Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project".

Our actual plan of operations and expenditures for the next twelve months may vary depending on future developments and at the discretion of our board of directors.

The Company will require additional financing beyond its current cash and working capital in order to carry out these further business activities.  The Company believes that its ability to obtain additional financing has been and will continue to be negatively impacted by the Record of Decision and its ability to successfully appeal the Record of Decision.  The Company does not have any arrangement in place for any future financing, and there is no assurance that the Company will be able to achieve the required additional financing when required.  In addition, the Company cautions that while a successful appeal of the Record of Decision will reduce one of the significant risk factors faced by the Pebble Project, significant risk factors will remain for the development of the Pebble Project, as described in the Risk Factors section of this Prospectus.

In the event that appeal of the Record of Decision is unsuccessful, the Company will be required to re-assess its options for advancing the development of the Pebble Project.  These options may include a re-assessment of scope of the Pebble Project and the submission of a revised permit application.  While the Company is unable to assess the full impact of its inability to successfully appeal of the Record of Decision at this time, the Company anticipates that a negative result on appeal of the Record of Decision will have a negative impact on the Company's ability to achieve additional financing, and will most likely limit the Company's financing options to further issuances of the Company's equity securities.

We may also attempt to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for advancement of the Pebble Project. We are continuing to evaluate the availability of long-term project financing options among mining companies, private equity firms and others, utilizing conventional asset level financing, debt, royalty and alternative financing options. There is no assurance that we will be able to partner the Pebble Project or secure additional financing when required.

To the extent that we are unable to raise additional financing, we will have to curtail our operational activities which will ultimately delay our advancement of the Pebble Project.

Our inability to successfully appeal the Record of Decision may ultimately mean that we will  be unable to proceed with the development of the Pebble Project as currently envisioned or at all.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and debt capital, on a consolidated basis, since March 31, 2021, being the date of our most recently filed condensed consolidated interim financial statements incorporated by reference in this Prospectus, except for the additional issuances of Common Shares described further below under "Prior Sales", which include:

The following table shows the effect of the Offering on the issued capital of the Company based on our balance sheet as at March 31, 2021 assuming (i) the sale of US$14,500,000 of Offered Shares at an average sales price of US$0.50 per Common Share, (ii) payment of a commission of the maximum of 3.0% of gross sales under the Offering, and (ii) payment of expenses of the Offering in the amount of US$100,000:

Description	As at March 31, 2021 Before Giving Effect to the Offering (dollar amounts in thousands)	Pro Forma as at March 31, 2021 After Giving Effect to the Offering (1), (dollar amounts in thousands)
Assets
Cash and cash equivalents	$37,720	$54,743
Liabilities
Current Liabilities	$8,159	$8,159
Total Liabilities	$8,739	$8,739
Equity
Common Shares	512,790,198	541,790,198
Common Share Purchase Warrants and Non-Employee Options	17,230,198	17,230,198
Options	25,432,500	25,432,500
Deferred share units	458,129	458,129
Restricted share units	-	-
Shareholders' Equity	$164,328	$181,351

(1) Calculated assuming the sale of US$14,500,000 of Offered Shares at an average sales price of US$0.50 per Common Share, a commission of 3.0% being paid and expenses of the Offering of US$100,000 using an exchange rate of US$1 to $1.2103 CAD as quoted by the Bank of Canada on June 3, 2021.

PRIOR SALES

During the 12-month period before the date of this Prospectus, we have issued Common Shares and securities convertible into Common Shares as follows:

Common Shares

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
June 1, 2020	102,700 Common Shares	$0.55
June 1, 2020	75,000 Common Shares	$0.65
June 2, 2020	89,400 Common Shares	$0.55
June 2, 2020	250,500 Common Shares	$0.65

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
June 3, 2020	250,000 Common Shares	$0.48
June 3, 2020	77,400 Common Shares	$0.49
June 3, 2020	50,000 Common Shares	$0.50
June 3, 2020	88,200 Common Shares	$0.55
June 3, 2020	10,000 Common Shares	$0.76
June 4, 2020	75,000 Common Shares	$0.49
June 4, 2020	97,500 Common Shares	$0.55
June 4, 2020	49,000 Common Shares	$0.76
June 5, 2020	100,000 Common Shares	$0.49
June 5, 2020	20,000 Common Shares	$0.55
June 9, 2020	21,000 Common Shares	$0.76
June 9, 2020	3,000 Common Shares	$0.99
June 11, 2020	69,500 Common Shares	$0.55
June 11, 2020	30,000 Common Shares	$0.65
June 12, 2020	70,000 Common Shares	$0.50
June 12, 2020	62,800 Common Shares	$0.55
June 12, 2020	43,000 Common Shares	$0.65
June 12, 2020	30,500 Common Shares	US$0.41
June 12, 2020	29,585 Common Shares	US$0.41
June 15, 2020	17,000 Common Shares	$0.55
June 15, 2020	2,800 Common Shares	$0.65
June 15, 2020	16,000 Common Shares	$0.76
June 15, 2020	6,000 Common Shares	$0.99
June 15, 2020	71,800 Common Shares	$1.75
June 16, 2020	62,500 Common Shares	$0.55
June 17, 2020	72,900 Common Shares	$0.55
June 18, 2020	67,100 Common Shares	$0.55
June 18, 2020	500 Common Shares	$0.65
June 19, 2020	1,244,100 Common Shares	$0.65
June 22, 2020	146,800 Common Shares	$0.55
June 22, 2020	323,000 Common Shares	$0.65
June 22, 2020	915 Common Shares	US$0.41
June 22, 2020	11,750 Common Shares	$0.40
June 22, 2020	122,600 Common Shares	$0.49

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
June 22, 2020	30,000 Common Shares	$1.75
June 23, 2020	5,000 Common Shares	$0.55
June 23, 2020	6,300 Common Shares	$0.65
June 23, 2020	61,000 Common Shares	US$0.41
June 24, 2020	69,080 Common Shares	$0.55
June 24, 2020	101,700 Common Shares	$0.65
June 24, 2020	105,000 Common Shares	$1.75
June 25, 2020	70,900 Common Shares	$0.55
June 25, 2020	30,100 Common Shares	$0.65
June 25, 2020	8,000 Common Shares	$0.76
June 25, 2020	46,000 Common Shares	$1.75
June 26, 2020	4,900 Common Shares	$0.55
June 26, 2020	5,700 Common Shares	$0.65
June 26, 2020	4,000 Common Shares	$0.76
June 26, 2020	4,500 Common Shares	$0.99
June 29, 2020	4,900 Common Share	$0.55
June 30, 2020	43,600 Common Shares	$1.75
July 2, 2020	18,971 Common Shares	$0.55
July 2, 2020	20,200 Common Shares	$0.65
July 2, 2020	50,000 Common Shares	$0.76
July 2, 2020	70,400 Common Shares	$1.75
July 3, 2020	77,884 Common Shares	$0.55
July 6, 2020	654,711 Common Shares	$0.55
July 6, 2020	551,100 Common Shares	$0.65
July 6, 2020	62,500 Common Shares	$1.75
July 7, 2020	201,452 Common Shares	$0.55
July 7, 2020	455,300 Common Shares	$0.65
July 7, 2020	12,000 Common Shares	$0.99
July 7, 2020	45, 000 Common Shares	$1.75
July 8, 2020	8,700 Common Shares	$0.55
July 8, 2020	50,000 Common Shares	$0.65
July 9, 2020	203,174 Common Shares	$0.55
July 9, 2020	268,200 Common Shares	$0.65
July 10, 2020	65,000 Common Shares	$0.65

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
July 13, 2020	75,000 Common Shares	$0.49
July 13, 2020	9,000 Common Shares	$0.65
July 13, 2020	24,000 Common Shares	$1.75
July 14, 2020	26,200 Common Shares	$0.65
July 15, 2020	24,150,000 Common Shares(2)	US$1.46
July 15, 2020	33,000 Common Shares	$1.75
July 17, 2020	54,000 Common Shares	$1.75
July 20, 2020	115,000 Common Shares	$0.65
July 20, 2020	15,000 Common Shares	$0.99
July 20, 2020	176,600 Common Shares	$1.75
July 22, 2020	25,000 Common Shares	$0.76
July 23, 2020	25,300 Common Shares	$0.65
July 23, 2020	30,000 Common Shares	$0.76
July 23, 2020	36,000 Common Shares	$1.75
July 24, 2020	255,800 Common Shares	$0.65
July 24, 2020	49,000 Common Shares	$1.75
July 27, 2020	109,700 Common Shares	$0.65
July 27, 2020	3,000 Common Shares	$0.99
July 27, 2020	4,000 Common Shares	$0.76
July 27, 2020	48,000 Common Shares	$1.75
July 28, 2020	12,000 Common Shares	$0.99
July 29, 2020	122,800 Common Shares	$0.65
July 30, 2020	900,296 Common Shares	$0.65
July 30, 2020	30,000 Common Shares	$0.76
July 30, 2020	54,000 Common Shares	$1.75
August 4, 2020	3,000 Common Shares	$1.75
August 5, 2020	21,504 Common Shares	$0.65
August 6, 2020	130,000 Common Shares	$0.76
August 6, 2020	15,000 Common Shares	$0.99
August 6, 2020	33,100 Common Shares	$1.75
August 7, 2020	115,000 Common Shares	$0.65
August 7, 2020	23,500 Common Shares	$1.75
August 10, 2020	22,200 Common Shares	$0.65
August 10, 2020	25,000 Common Shares	$0.76

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
August 10, 2020	15,000 Common Shares	$0.99
August 10, 2020	24,000 Common Shares	$1.75
August 11, 2020	2,935,300 Common Shares	$0.65
August 11, 2020	4,000 Common Shares	$0.76
August 11, 2020	3,000 Common Shares	$0.99
August 11, 2020	289,400 Common Shares	$1.75
August 12, 2020	150,000 Common Shares	$0.50
August 12, 2020	5,300 Common Shares	$0.65
August 12, 2020	60,000 Common Shares	$0.99
August 19, 2020	20,000 Common Shares	$0.50
August 20, 2020	200,000 Common Shares	$0.49
August 20, 2020	150,000 Common Shares	$0.50
August 21, 2020	21,600 Common Shares	$0.65
August 24, 2020	297,100 Common Shares	$0.65
August 28, 2020	20,000 Common Shares	$0.50
August 31, 2020	11,500 Common Shares	$0.65
September 1, 2020	20,000 Common Shares	$0.50
September 1, 2020	170,000 Common Shares	$0.65
September 2, 2020	46,000 Common Shares	$0.65
September 3, 2020	40,000 Common Shares	$0.65
September 4, 2020	30,500 Common Shares	$0.65
September 14, 2020	50,000 Common Shares	$0.65
September 10, 2020	20,000 Common Shares	$0.50
September 22, 2020	159,900 Common Shares	$0.65
September 23, 2020	23,500 Common Shares	$0.65
September 24, 2020	20,000 Common Shares	$0.50
October 2, 2020	20,000 Common Shares	$0.50
October 5, 2020	30,000 Common Shares	$0.50
October 7, 2020	20,000 Common Shares	$0.65
October 14, 2020	27,700 Common Shares	$0.65
October 15, 2020	26,666 Common Shares	$0.50
October 15, 2020	300,000 Common Shares	$0.65
October 19, 2020	80,000 Common Shares	$0.50
October 19, 2020	14,000 Common Shares	$0.65

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
October 20, 2020	5,000 Common Shares	$0.65
October 21, 2020	101,000 Common Shares	$0.65
October 23, 2020	44,600 Common Shares	$0.65
October 28, 2020	75,000 Common Shares	$0.65
October 30, 2020	1,000 Common Shares	$0.65
January 28, 2021	80,000 Common Shares	$0.50
January 29, 2021	775,000 Common Shares	$0.50
February 1, 2021	70,500 Common Shares	$0.40
February 1, 2021	300,000 Common Shares	$0.49
February 1, 2021	450,000 Common Shares	$0.50
February 1, 2021	600,000 Common Shares	$0.49
February 1, 2021	125,000 Common Shares	$0.50
February 9, 2021	9,400 Common Shares	$0.37
February 10, 2021	30,000 Common Shares	$0.76
February 11, 2021	90,000 Common Shares	$0.50
February 11, 2021	100,000 Common Shares	$0.48
February 11, 2021	25,000 Common Shares	$0.49
February 11, 2021	20,000 Common Shares	$0.99
February 11, 2021	4,000 Common Shares	$0.76
February 12, 2021	70,000 Common Shares	$0.65
February 16, 2021	50,000 Common Shares	$0.49
February 18, 2021	478,000 Common Shares	$0.65
February 19, 2021	200,000 Common Shares	$0.76
February 23, 2021	66,667 Common shares	$0.75
February 26, 2021	50,000 Common Shares	$0.76
March 11, 2021	100,000 Common Shares	$0.48
March 11, 2021	50,000 Common Shares	$0.49
April 21, 2021	110,000 Common Shares	$0.65
May 27, 2021	12,400 Common Shares	$0.65
June 1, 2021	40, 500 Common Shares	$0.65
June 2, 2021	50,000 Common Shares	$0.65
June 4, 2021	16, 822 Common Shares	$0.65
June 7, 2021	52, 102 Common Shares	$0.65
June 8, 2021	313,664 Common Shares	$0.65
June 9, 2021	610,500 Common Shares	$0.65
June 10, 2021	1,713,547 Common Shares	$0.65
June 10, 2021	10,784,250 Common Shares	$0.65
June 10, 2021	100,000 Common Shares	$0.49

Notes:

(1) Common Shares issued pursuant to the May 2020 Public Offering and the May 2020 Private Placement.

(2) Common Shares issued pursuant to the July 2020 Public Offering.

Stock Options

Date of Issuance	Aggregate Number and Type of Securities Issued	Exercise Price per Security

July 17, 2020	6,405,000(1)	$2.01
July 31, 2020	75,000(2)	$2.34
August 31, 2020	303,000(3)	$2.01

Note:

(1) Options were issued pursuant to the Company's share purchase option compensation plan. 50% of the options vested on the date of grant and 50% will vest twelve months from date of grant. The options will expire on July 17, 2025.

(2) Options were issued pursuant to the Company's share purchase option compensation plan. Options vested 1/3 on the date of grant, 1/3 on September 30, 2020, and 1/3 on December 31, 2020. The options will expire on July 31, 2023.

(3) Options were issued pursuant to the Company's share purchase option compensation plan. 50% of the options vested on the date of grant and 50% will vest twelve months from date of grant. The options will expire on August 31, 2025.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX under the trading symbol "NDM" and on the NYSE American under the trading symbol "NAK".

The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

Month	TSX Price Range ($)		Total Volume
	High	Low
June 2020	2.07	1.49	30,828,642
July 2020	3.28	1.87	69,366,742
August 2020	2.30	0.77	75,159,164
September 2020	1.59	1.19	33,007,410
October 2020	1.67	1.10	16,700,470
November 2020	1.26	0.43	46,065,755
December 2020	0.51	0.385	22,740,899
January 2021	0.92	0.405	44,475,246

Month	TSX Price Range ($)		Total Volume
	High	Low
February 2021	1.45	0.75	55,319,305
March 2021	1.07	0.73	18,821,993
April 2021	0.88	0.64	6,489,191
May 2021	0.74	0.60	6,308,879
June 1 - 18, 2021	0.73	0.63	4,881,638

The following table sets forth the reported high and low sale prices in United States dollars for the Common Shares on the NYSE American for the monthly periods indicated.

Month	NYSE American Price Range (US$)		Total Volume
	High (US$)	Low (US$)
June 2020	1.53	1.11	106,509,229
July 2020	2.49	1.35	391,300,326
August 2020	1.76	0.5811	519,763,777
September 2020	1.22	0.90	264,953,048
October 2020	1.26	0.8206	178,672,951
November 2020	0.97	0.35	443,467,142
December 2020	0.40	0.306	321,008,400
January 2021	0.7267	0.3224	875,775,829
February 2021	1.15	0.58	1,430,749,713
March 2021	0.847	0.58	362,520,998
April 2021	0.7048	0.5169	161,828,522
May 2021	0.61	0.4906	106,433,256
June 1 - 18, 2021	0.6045	0.5088	89,992,004

On June 18, 2021, the closing price of our Common Shares as reported on the TSX was $0.64 per share. On June 18, 2021, the closing price of our Common Shares as reported on the NYSE American was 0.512 per share.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Our authorized share capital consists of an unlimited number of Common Shares without par value, of which 526,593,983 Common Shares were issued and outstanding as at June 18, 2021.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all liabilities. The Common Shares carry no pre-emptive or conversion rights.

RISK FACTORS

An investment in the Offered Shares is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of loss of their investment should purchase the Offered Shares. Investors should carefully the risk factors set out herein and contained in and incorporated by reference in the Base Prospectus. Discussions of certain risks affecting us in connection with our business are set out under the heading "Risk Factors" in the accompanying Base Prospectus as well as in the documents incorporated by reference therein and herein, including, specifically, under the heading "Risk Factors" in the 2020 AIF, our 2020 Annual MD&A, our Q1 2021 MD&A and any Additional Documents Incorporated by Reference. Any of the matters highlighted in these risk factors could have a material adverse effect on our business, results of operations and financial conditions, causing an investor to lose all, or part of, its, his or her investment.

While investors should review all of the risk factors in our 2020 AIF, our 2020 Annual MD&A and our Q1 2021 MD&A, we believe that investors should particular attention to the following risk factors which we have repeated given the materiality of these risks to our ongoing plan of operations for the Pebble Project:

We may be unsuccessful in appealing the Record of Decision and may ultimately not be able to obtain the required environmental permits for the Pebble Project.

The Record of Decision has denied our environmental permit for development of the Pebble Project under the Clean Water Act. This environmental permit is required for us to proceed with the development of the Pebble Project. While our request for appeal of this Record of Decision has been accepted, the appeal will now proceed to be evaluated on its merits and there is no assurance that our appeal of the Record of Decision will be successful.  Even if the appeal is successful, there is no assurance that a positive ROD will ultimately be obtained by the Pebble Partnership or that the required environmental permit will be obtained. Our inability to successfully appeal the Record of Decision will mean that we cannot proceed with development of the Pebble Project as presently envisioned.  In this event of an unsuccessful appeal, there is no assurance that we will be able to redesign the Pebble Project in a manner that addresses the "significant degradation" conclusion reached by the USACE or ultimately develop any compensatory mitigation plan that the USACE accepts as successfully addressing the "significant degradation" determination or that will change the USACE's position that environmental permitting of the Pebble Project under the Clean Water Act is against the public interest.  Our inability to address these issues may mean that we are ultimately not able to secure the environmental permits that are required for us to develop the Pebble Project.  Accordingly, there is no assurance that we will ever be able to proceed with development of the Pebble Project or that investors will be able to recover their investment in the Company.

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

We may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well-organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and potential size. Accordingly, there is no assurance that the Company will obtain the required permits.

We filed a CWA 404 permit application with the USACE, which triggered an EIS process under NEPA and ultimately resulted in the issuance by the USACE of the ROD. As discussed in this Prospectus and in our 2020 AIF, 2020 Annual MD&A and Q1 2021 MD&A, our permit application has been denied by the USACE and there is no assurance that we will be able to successfully appeal this decision or ultimately be able to advance with development of a mine at the Pebble Project. The uncertainty of the USACE appeal process casts doubt as to whether we will ever be able to obtain these permits for the Pebble Project as currently planned or within the timeline envisioned.  If we are able to ultimately able to secure all permits required to begin construction, a number of additional years would be required to finance and build a mine and commence operations and there is no certainty as to this time frame. During these periods, the Company will likely continue to have no income and will accordingly require additional financing to continue its operations. There is no assurance that this financing will be available to the Company. Unless and until we build a mine at the Pebble Project, we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in our common shares.

The current mine plan that is included in the Project Description for the development of the Pebble Project is not supported by any preliminary economic assessment or any preliminary or final feasibility study.  Accordingly, there is a substantial risk that we will not be able to proceed with the development of the Pebble Project and shareholders may not be able to recover their investment in the Company.

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

The Pebble Project faces concerted opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the "BBW"). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk, which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may, and have been, employed by opposition groups to delay or frustrate development at Pebble, including political and public advocacy, electoral strategies, media and public outreach campaigns, attempting to purchase intervening land rights, and protest activity. These efforts could materially increase the cost and time for development of the Pebble Project and the related infrastructure, or require changes to development plans, which could adversely impact project economics.

If we are unable to defend the proposed class action lawsuits against us, there is no assurance that we will not be subject to judgements for damages against us.

 We are the subject of proposed class action lawsuits against us that assert liability against us on behalf of a purported class of our shareholders under securities laws, both in Canada and the United States.  While we intend to vigorously defend these claims, there is no assurance that we will be successful in defending all claims made against us.  Should we  not be successful in defending these claims, we may be subject to judgements against us and be required to pay substantial amounts in damages to the plaintiffs under these judgements.  These damages could result in a material and adverse impairment to Northern Dynasty's financial condition and capital resources, and may further impair its ability to pursue the development of the Pebble Project.

In addition, we are required under the terms of the indemnification agreements that we have entered into with the underwriters in connection with our public financings to indemnify the underwriters for any losses that they incur.  As certain of our underwriters have been named as defendants in certain of these class action lawsuits, we may be required to indemnify and pay to the underwriters for any losses that they suffer and expenses that they incur.  In addition, we may be required to indemnify certain of our officers and directors for any losses that they suffer or expenses that they incur

There is no assurance that our existing insurance policies will respond and be sufficient to cover any amounts that we may be required to pay to the plaintiffs in these class action lawsuits, or the underwriters under our indemnification obligations.  We may also be required to indemnify certain of our officers and directors who have been named as party to these lawsuits. These damages could result in a material and adverse impairment to our financial condition and capital resources, and may further impair our ability to raise additional financing and pursue the development of the Pebble Project.

Grand Jury Investigations and Related Matters

We are cooperating with a grand jury investigation involving the United States Attorney's Office for the District of Alaska, and an SEC inquiry, as described above under "Legal Proceedings".  We are not able to provide investors with guidance as to the outcome of the grand jury investigation or SEC inquiry, or whether either of them will result in any charges or other claims against the Company, the Pebble Partnership or their associated individuals.  We do anticipate, however, that we will incur substantial expenses in connection with cooperating with the grand jury and SEC matters, including legal fees and expenses related to the collection, review, and production of documents, among other things.  Any adverse civil or criminal proceedings could have a material adverse impact on Northern Dynasty's prospects and ability to advance development of the Pebble Mine project.

In addition, Northern Dynasty and the Pebble Partnership may face ongoing and further inquiries, demands or allegations concerning future plans for the Pebble Project from the US Congress' House Committee on Transportation and Infrastructure.  Again, any adverse civil or criminal proceedings relating to the Committee's investigation could have a material adverse impact on Northern Dynasty's prospects and ability to advance development of the Pebble Project. In addition, these inquiries or any possible resulting civil or criminal proceedings could erode any existing political support for the Pebble Project which may reduce the likelihood of the Pebble Project obtaining the required environmental permitting.

The Record of Decision may have an ongoing adverse impact on our ability to finance the Pebble Project.

 We believe that the USACE's ROD has had a material adverse impact on our ability to finance our operations and will continue to adversely impact our financing options for so long as the ROD remains outstanding.  Appealing the Record of Decision will require a substantial amount of our current cash and financial resources. As we do not have any revenues, and do not anticipate revenues in the foreseeable future, we will require additional financing to continue our operations.  If we are unsuccessful in our appeal of the ROD, our financing options may be substantially limited and we may not be able to generate the necessary financing to enable continued operations without a substantial reduction or restructuring of the Pebble Project.  Our inability to secure this additional required financing will negatively impact the ability of shareholders to recover their investment in Northern Dynasty.

The proceeds from the Offering will only fund our operations for a limited period of time, and we will need additional financing to fund our operations, of which there is no assurance.

We anticipate that we will require funds beyond our current cash and financial resources in order to achieve our business objectives beyond December 2021.  We are also evaluating long-term project financing options that may be available to us to fund these business objectives, including potential conventional asset level financing, debt, royalty and alternative financing options.  However, there is no assurance that we will be able to secure additional equity or alternative financing when required.  To the extent that we are unable to raise additional financing, we will have to curtail our operational activities which will ultimately delay our advancement of the Pebble Project.  Any inability to raise additional financing will have a material adverse impact to our operations and our cash resources, liquidity and financial condition which may result in shareholders not being able to recover their investment in the Company.

There is no assurance that we will be able to partner the Pebble Project.

One of our business objectives is to enter into a joint venture or other partnership arrangement with a third-party partner to fund the advancement of the development of the Pebble Project.  There is no assurance that we will be able to enter into an arrangement with a partner for the development of the Pebble Project and the negative impact of the Record of Decision and the investigations regarding the Pebble Project may negatively impact our ability to enter into any arrangement.  To the extent that we do not enter into any agreement to partner the Pebble Project, we will continue to be required to fund all exploration and other related expenses for advancement of the Pebble Project, of which there is no assurance.

There is no certainty regarding the net proceeds to the Company from the Offering.

There is no certainty that US$14,500,000 will be raised under the Offering.  The Agent has agreed to use commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold.  As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

The Company will have broad discretion as to the use of proceeds from the Offering, and it may not use the proceeds effectively.

Management will have broad discretion in the application of the net proceeds of the Offering and could spend the net proceeds in ways that do not improve its results of operations or enhance the value of the Offered Shares or advance the Pebble Project.  Failure to apply the funds effectively could have a material adverse effect on the Company's business and cause the price of the Offered Shares to decline.  In addition, we may require funds beyond the net proceeds of the Offering in order to achieve its business objectives for 2021, even if all of the Offered Shares offered under this Prospectus are sold.  If the Company is unable to raise the required funds, it may need to curtail operational activities.  There is no assurance that the Company will be able to sell the full amount of the Offered Shares that are offered or otherwise raise these additional funds when required.

The Offered Shares will be sold in "at-the-market" offerings, and investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results.  The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their shares as a result of share sales made at prices lower than the prices they paid.

The Offered Shares may experience price and volume volatility and the market price for the Offered Shares may drop below the price you paid.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Offered Shares, and the price may decline below their acquisition cost.  As a result of this volatility, investors may not be able to sell the Offered Shares at or above their acquisition cost.

We believe that the recent increase in the trading price of our common shares within the 30 days prior to the filing of this Prospectus Supplement may be the result of a number of factors outside our control, including social media posts that have drawn attention to our company and may have resulted in increased trading in our common shares by retail investors.  These social media posts were not sponsored or endorsed by us. There has been no recent change in our financial condition or results of operations that is consistent with the increase in the trading price of our common shares. The recent increase in the trading price of our common shares may not be sustained. In the event of a rapid decrease in the trading price of our common shares, investors purchasing our common shares in this offering could lose a significant portion of their investment.

In addition, Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our common shares available for purchase in the open market, purchases by investors may increase the price of our common shares until investors with short exposure are able to purchase additional shares of common stock to cover their short position. Any purchases by investors could lead to volatile price movements in shares of our common shares that are not directly correlated to the performance or prospects of our company and once investors purchase the shares necessary to cover their short position the price of our common stock may decline.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of our securities is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

Resales of the Offered Shares in the public market during this Offering by our shareholders may cause the market price of the Offered Shares to fall.

The issuance of the Offered Shares could result in resales of our Common Shares by current shareholders concerned about the potential dilution in their holdings. Sales of substantial amounts of the Offered Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Offered Shares. A decline in the market prices of the Offered Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

There may be future sales or other dilution of our equity, which may adversely affect the market price of the Common Shares.

We are generally not restricted from issuing additional Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of the Common Shares could decline as a result of sales of Common Shares or securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares after this Offering or the perception that such sales could occur.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our exploration activities and our business. As a result, the return on an investment in Offered Shares will likely depend upon any future appreciation in value, if any, and on a shareholder's ability to sell Offered Shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

The market price of our securities can be volatile and expose us to the risk of litigation.

Our Common Shares are listed on the TSX and NYSE American. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of our Common Shares is also likely to be significantly affected by short-term changes in gold, silver, molybdenum and copper prices or in our financial condition or results of operations as reflected in our quarterly earnings reports.

As a result of any of these factors, the market price of our Common Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We have been and may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Likely PFIC status has possible adverse U.S. federal income tax consequences for U.S. investors.

We were likely a "passive foreign investment company" (a "PFIC") within the meaning of the U.S. Internal Revenue Code in one or more prior tax years, expect to be a PFIC for the current tax year, and may also be a PFIC in subsequent years. A non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income, and thereafter unless certain elections are made.

If the Company is a PFIC for any year during a U.S. taxpayer's holding period, such taxpayer may be required to treat any gain recognized upon a sale or disposition of the Common Shares as ordinary income (rather than capital gain), and any resulting U.S. federal income tax may be increased by an interest charge.  Rules similar to those applicable to dispositions will generally apply to certain "excess distributions" in respect of the Common Shares. A U.S. taxpayer may generally avoid these unfavorable tax consequences by making a timely and effective "qualified electing fund" ("QEF") election or "mark-to-market" election with respect to the Common Shares. A U.S. taxpayer who makes a timely and effective QEF election must generally report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company makes any distributions to shareholders in such year. A U.S. taxpayer who makes a timely and effective mark-to-market election must, in general, include as ordinary income, in each year in which the Company is a PFIC, the excess of the fair market value of the Common Shares over the taxpayer's adjusted cost basis in such shares.  Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares.

This risk factor is qualified in its entirety by the discussion provided below under the heading, "Certain Material United States Federal Income Tax Considerations."

Ability to continue on a going concern basis

Management continues to identify a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. The Company will need to raise additional funding in order to continue as a going concern and the Company cannot provide any assurance that it will be successful in doing so. If the Company is unable to improve its liquidity position when required the Company may not be able to continue as a going concern.

CERTAIN MATERIAL CANADIAN INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder (i) who acquires, as beneficial owner, the Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, (ii) acquires and holds the Offered Shares as capital property,  (iii) deals at arm's length with the Company, the Underwriters and any subsequent purchaser of such securities, (iv) is not affiliated with the Company or the Underwriters, (v) is not resident or deemed to be resident in Canada, and (vi) does not use or hold, and is not deemed to use or hold, the Offered Shares in, or in connection with, a business carried on or deemed to be carried on in Canada. A holder who meets all of the foregoing requirements is referred to as a "Non-Resident Holder" herein, and this summary only addresses such Non-Resident Holders.  This summary does not apply to a Non-Resident Holder that (i) is exempt from tax under the Tax Act, (ii) is an insurer carrying on an insurance business in Canada and elsewhere, or (iii) is otherwise of special status or in special circumstances, and all such Non-Resident Holders should consult their own tax advisors.  The discussion below is qualified accordingly.

This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and our understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder, and no representations with respect to the income tax consequences to any Non-Resident Holder or other person are made.  All holders (including Non-Resident Holders as defined above) should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

Currency Conversion

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a U.S. Holder that is a corporation that beneficially owns at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence.

Provided the Offered Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company, AND (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties.  Notwithstanding the foregoing, Offered Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of the Offered Shares.  This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder.  In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership and disposition of the Offered Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  Each prospective U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of Offered Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary.  In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of the Offered Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute "taxable Canadian property" under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such partnership of the acquisition, ownership and disposition of the Offered Shares generally will depend on the activities of the partnership and the status of such partners (or other owners or participants).  This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other "pass-through" entity or its owners or participants).  Owners or participants of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.

Distributions on the Offered Shares

Subject to the "passive foreign investment company", or PFIC, rules discussed below (see "Tax Consequences if the Company is a PFIC"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Offered Shares (as defined above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of the Offered Shares" below).  However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute a dividend.  Dividends received on the Offered Shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations.  If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Offered Shares

Subject to the PFIC rules discussed below (see "Tax Consequences if the Company is a PFIC"), upon the sale or other taxable disposition of the Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the Offered Shares sold or otherwise disposed of.  Any capital gain or loss realized on a sale or other taxable disposition of the Offered Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.  A U.S. Holder's tax basis in the Offered Shares generally will be such U.S. Holder's U.S. dollar cost for such Offered Shares.

PFIC Status of the Company

If the Company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of the Offered Shares. The U.S. federal income tax consequences of owning and disposing of the Offered Shares if the Company is or becomes a PFIC are described below under the heading "Tax Consequences if the Company is a PFIC."

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the "income test") or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the "asset test").  For purposes of the PFIC provisions, "gross income" generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions.  In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of the Company's direct or indirect equity interests in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.  In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the Offered Shares.  Further, a U.S. Holder may realize gain if the Offered Shares are pledged as security for a loan, transferred by gift or death, or are subject to certain corporate distributions.  Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Offered Shares are made.

The Company believes it was a PFIC in one or more prior tax years and, based on current business plans and financial projections, expects to be a PFIC in the current tax year and possibly in subsequent tax years.  The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds the Common Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the acquisition, ownership and disposition of such Offered Shares.  If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns the Offered Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the Offered Shares or makes a timely and effective QEF Election or Mark-to-Market Election described below.

Under the default PFIC rules:

  any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of the Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any "excess distribution" (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distributions received during the preceding three years) received on the Offered Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder's holding period for the Offered Shares;

  the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

  the amount allocated to each of the other tax years (the "Prior PFIC Years") will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

  an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders.

Additionally, if the Company is a PFIC, a U.S. Holder who acquires the Offered Shares from a decedent would be denied the normally available step-up in tax basis for such securities to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

A U.S. Holder that makes a timely and effective "mark-to-market" election under Section 1296 of the Code (a "Mark-to-Market Election") or a timely and effective election to treat the Company and each Subsidiary PFIC as a "qualified electing fund", or QEF, under Section 1295 of the Code (a "QEF Election") may generally mitigate or avoid the PFIC consequences described above.  In light of adverse consequences of PFIC characterization and the uncertainty as to the Company's PFIC status, the Company will undertake to provide to any U.S. Holder, upon written request, the information the Company determines is necessary for U.S. income tax reporting purposes for such investor to make a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company's ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company.  If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder's basis in the Offered Shares will be increased to reflect the amount of the taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Offered Shares and will not be taxed again as a distribution to a U.S. Holder.  Taxable gains on the disposition of the Offered Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains.  A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply.  Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective statement. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any Subsidiary PFIC.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is "regularly traded" on a "qualified exchange or other market" (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be "regularly traded" for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter.  If the Offered Shares are considered to be "regularly traded" within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to the Offered Shares. However, there is no assurance that the Offered Shares will be or remain "regularly traded" for this purpose.  A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable. Hence, a  Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to the Offered Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such Offered Shares as of the close of such taxable year over the U.S. Holder's adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder's adjusted tax basis in the Offered Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder's adjusted tax basis in the Offered Shares as of the close of a tax year exceeds the fair market value of such Offered Shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such Offered Shares for all prior taxable years. A U.S. Holder's adjusted tax basis in the Offered Shares generally will be decreased by the amount of ordinary loss recognized with respect to such Offered Shares. Any gain recognized upon a disposition of the Offered Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss.  Capital losses are subject to significant limitations under the Code. If a mark-to-market election with respect to the Offered Shares is in effect on the date of a U.S. Holder's death, the tax basis of the Offered Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the Offered Shares. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Offered Shares.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the Offered Shares, and net gains from the disposition of the Offered Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and Mark-to-Market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of our Offered Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Offered Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election that will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Offered Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Offered Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Offered Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complex, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Offered Shares, or on the sale or other taxable disposition of the Offered Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity.  A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's Offered Shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Offered Shares, and (b) proceeds arising from the sale or other taxable disposition of the Offered Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding.  Certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF THE COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

AGENT FOR SERVICE OF PROCESS

Each of Mr. Steven Decker, a director of the Company, and Mr. Wayne Kirk, a director of the Company, reside outside of Canada. Each of Mr. Decker and Mr. Kirk has appointed our counsel, McMillan LLP, located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, as agent for service of process.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or a company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to the Offering under this Prospectus Supplement will be passed upon on behalf of the Company by McMillan LLP, as to Canadian and United States legal matters (other than United States Tax Matters).  In addition, certain legal matters in connection with the Offering under this Prospectus Supplement will be passed upon on behalf of the Agent by Ellenoff Grossman & Schole LLP, as to United States legal matters, and Stikeman Elliott LLP, as to Canadian legal matters.

As of the date of this Prospectus Supplement, the partners and associates of McMillan LLP, as a group, and Stikeman Elliott LLP, as a group, beneficially, directly or indirectly, own less than 1% of the issued and outstanding Common Shares.

AUDITOR

Our auditors are Deloitte LLP, Chartered Professional Accountants, of Vancouver, Canada ("Deloitte LLP").  Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC and the PCAOB.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, is the transfer agent and registrar for the Common Shares.

INTERESTS OF EXPERTS

Information relating to our mineral properties incorporated by reference in this Prospectus Supplement has been derived from the "2021 Technical Report on the Pebble Project, Southwest Alaska, USA", effective date February 24, 2021 (the "Pebble Project Report"), which has been prepared by the qualified persons named below and this information has been included in reliance on the expertise of these qualified persons, each of whom co-authored the Pebble Project Report:

  J. David Gaunt, P.Geo., a non-independent Qualified Person;

  James Lang, P.Geo., a non-independent Qualified Person;

  Eric Titley, P.Geo., a non-independent Qualified Person;

  Hassan Ghaffari, P.Eng., an independent Qualified Person; and

  Stephen Hodgson, P.Eng., a non-independent Qualified Person.

Based on information provided by the relevant persons, and except as otherwise disclosed in the Prospectus, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of us or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of us. We understand that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This Prospectus Supplement and the accompanying Base Prospectus form part of the Registration Statement on Form F-10 that we have filed with the SEC.  The Prospectus Supplement and the Base Prospectus together do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.  Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved.  Each such statement is qualified in its entirety by such reference.  You should refer to the Registration Statement and the exhibits thereto for further information with respect to us and our securities.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada.  Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.  As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read the documents that the Company has filed with the SEC's EDGAR system at www.sec.gov.  You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-238933) of which this Prospectus Supplement and the Prospectus forms a part:

(i) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Prospectus;

(ii) powers of attorney from certain of the Company's officers and directors; and

(iii) ATM Agreement between the Company and the Agent.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada and the United States.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, Telephone: 604-684-6365 (attention: Corporate Secretary),and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 2, 2020

US$50,000,000

Common Shares
Warrants
Subscription Receipts

Debt Securities
Units

This short form base shelf prospectus (the "Prospectus") relates to the offering for sale of common shares (the "Common Shares"), warrants (the "Warrants") and subscription receipts (the "Subscription Receipts), debt securities (the "Debt Securities") or any combination of such securities (the "Units") (all of the foregoing, collectively, the "Securities") by Northern Dynasty Minerals Ltd. (the "Company" or "Northern Dynasty") from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to US$50,000,000.  The Securities may be offered in amounts at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").  The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See "The Selling Securityholders".

The Company's outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NDM" and on the NYSE American under the symbol "NAK".  On June 30, 2020, the closing price of our Common Shares as reported on the TSX was $1.94 per share.  On July 1, 2020, the closing price of our Common Shares as reported on the NYSE American was US$1.46 per share.

Investing in the Securities of the Company involves a high degree of risk.  You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such Securities.  See "Risk Factors".

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada ("MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies.  Our financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and our independent registered public accounting firm is subject to Canadian and the United States Securities and Exchange Commission ("SEC") independence standards.

ii

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that none of the experts named in the registration statement are residents of the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption, any exchange or conversion terms, whether the debt is senior, senior subordinated or subordinated, whether the debt is secured or unsecured and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants or Subscription Receipts or Debt Securities comprising the Units.  Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

In addition, the Debt Securities that may be offered may be guaranteed by certain direct and indirect subsidiaries of the Company with respect to the payment of the principal, premium, if any, and interest on the Debt Securities. The Company expects that any guarantee provided in respect of senior Debt Securities would constitute a senior and unsecured obligation of the applicable guarantor. For a more detailed description of the Debt Securities that may be offered, see "Description of Securities - Debt Securities - Guarantees", below.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplement(s) that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements have been obtained.  Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.  Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company's Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters, dealers or selling securityholders, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

iii

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

In the event that the Company determines to pursue an "at-the-market" offering in Canada, the Company will apply for the required exemptive relief from the applicable Canadian securities commissions. No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See "Plan of Distribution".

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

Mr. Stephen Decker, a director of the Company, resides outside of Canada. Mr. Decker has appointed the Company's counsel, McMillan LLP, located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Our head office is at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1.  The registered office of the Company is located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

GENERAL MATTERS

In this Prospectus, "Northern Dynasty", "we", "us" and "our" refers, collectively, to Northern Dynasty Minerals Ltd. and our wholly owned subsidiaries.

ABOUT THIS PROSPECTUS

We are a British Columbia company that is a "reporting issuer" under Canadian securities laws in each of the provinces of Canada, except Quebec.  In addition, our common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").  Our common shares are traded in Canada on the TSX under the symbol "NDM" and in the United States on the NYSE American under the symbol "NAK".

This Prospectus is a base shelf prospectus that:

  we have filed with the securities commissions in each of the provinces of Canada, except Quebec (the "Canadian Qualifying Jurisdictions") in order to qualify the offering of the Securities described in this Prospectus in accordance with Canadian National Instrument 44-102-Shelf Distributions ("NI 44-102"); and

  forms part of a registration statement on Form F-10 (the "Registration Statement") that we filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "U.S. Securities Act") under the Multilateral Jurisdiction Disclosure System between Canada and the United States (the "MJDS").

Under this shelf registration process, we may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of US$50,000,000.  This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus we will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering.  The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement. Each shelf prospectus supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the shelf Prospectus Supplement pertains.

You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted.  You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from us upon request without charge from Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 (telephone 604-684-6365) (attention: Corporate Secretary), or by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

The following documents ("documents incorporated by reference" or "documents incorporated herein by reference") have been filed by us with various securities commissions or similar authorities in the provinces of Canada in which we are a reporting issuer, are specifically incorporated herein by reference and form an integral part of this Prospectus:

1. our annual information form for the year ended December 31, 2019 dated March 26, 2020 (the "2019 AIF");

2. our audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2019 and 2018, together with the report of the independent registered public accounting firm thereon;

3. our annual management's discussion and analysis of financial condition and operations for the financial year ended December 31, 2019 (the "2019 MD&A");

4. our condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019;

5. our management's discussion and analysis of financial condition and operations for the three months ended March 31, 2020 (the "Q1 2020 MD&A")

6. our management information circular dated April 30, 2019 distributed in connection with the annual meeting of shareholders held on June 11, 2019; and

7. our material change report dated January 24, 2020 regarding the closing of a US$4.2 million private placement of common shares and the closing of a US$15.5 million underwritten offering;

8. our material change report dated May 21, 2020 regarding the closing of our approximate $10.1 million underwritten public offering of common shares and related approximate $7.25 million private placement of common shares; and

9. our statement of executive compensation for the year ended December 31, 2019.

In addition, we also incorporate by reference into this Prospectus any document of the types referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44- 101 - Short Form Prospectus Distributions that are filed by us with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement.  As discussed below, this Prospectus may also expressly update or revise any document incorporated by reference and such document should be deemed so amended or updated hereby.

In addition, the Company may determine to incorporate into any Prospectus Supplement  to this Prospectus, including any Prospectus Supplement that it files in respect of an "at-the-market" offering, any news release that the Company disseminates in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws).  In this event, the Company will identify such news release as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus Supplement for the offering in respect to which the Prospectus Supplement relates. These documents will be available through the internet on SEDAR.

To the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part.  In addition, we may incorporate by reference into the Prospectus, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), if and to the extent expressly provided therein.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements has been obtained.  A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.  Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company's Securities.

Any template version of any "marketing materials" (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference contain certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into this Prospectus include, without limitation, statements regarding:

  the uncertainties with respect to the effects of COVID-19;

  our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

  the timing of the completion of the United States Army Corps of Engineers ("USACE") Environmental Impact Statement ("EIS") and the issuance of the Record of Decision by the USACE;

  our ability to successfully apply for and obtain the federal and state permits that we will be required to obtain for the Pebble Project, including under the Clean Water Act ("CWA"), the National Environmental Policy Act ("NEPA") and relevant Alaska state legislation;

  our plan of operations, including our plans to carry out and finance exploration and development activities;

  our ability to raise capital for exploration, permitting and development activities and meet our working capital requirements;

  our expected financial performance in future periods;

  our expectations regarding the exploration and development potential of the Pebble Project;

  the outcome of the legal proceedings in which we are engaged; and

  factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect.  We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company's forward-looking information are based include:

  that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

  that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

  that the COVID-19 outbreak will not materially impact or delay our ability to obtain permitting for a mine at the Pebble Project;

  that the market prices of copper, gold, molybdenum and silver will not significantly decline or stay depressed for a lengthy period of time;

  that our key personnel will continue their employment with us; and

  that we will continue to be able to secure minimal adequate financing on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

  an inability to ultimately obtain permitting for a mine at the Pebble Project;

  an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

  the USACE may be delayed in completing the EIS and issuing its Record of Decision;

  government efforts to curtail the COVID-19 pandemic may delay the release by the USACE of the EIS and/or the issuance of its Record of Decision, and may delay the Company in completion of its work relating to this permitting process;

  our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project an inability to continue to fund exploration and development activities and other operating costs;

  our actual operating expenses may be higher than projected;

  the highly cyclical nature of the mineral resource exploration business;

  the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

  an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

  the potential for loss of the services of key executive officers;

  a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

  the volatility of copper, gold, molybdenum and silver prices and mining share prices;

  the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

  the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

  potential claims by third parties to titles or rights involving the Pebble Project;

  the uncertainty of the outcome of current or future litigation;

  the possible inability to insure our operations against all risks;

  the highly competitive nature of the mining business;

  the potential equity dilution to current shareholders from future equity financings; and
  that we have never paid dividends and will not do so in the foreseeable future.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Investors should refer to the section of this Prospectus entitled "Risk Factors" for a comprehensive discussion of the risk factors that we face.  In addition, investors should refer to the risk factors identified in our 2019 AIF, our 2019 MD&A and our Q1 2020 MD&A.  Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus.  Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

We qualify all the forward looking statements contained in this Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS AND RESOURCE ESTIMATES

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101.

This Prospectus uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council"), as required by NI 43-101.  The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the "CIM Definitions"):

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An Inferred mineral resource has a lower level of confidence than that applying to an Indicated mineral resource and may not be converted to a Mineral Reserve.  It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an Inferred mineral resource.  It may be converted to a proven mineral reserve or to a Probable Mineral Reserve.

mineral reserve

The economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated.  It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.  The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined.  It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting.  A pre-feasibility study is at a lower confidence level than a feasibility study.

probable mineral reserve

The economically mineable part of an Indicated, and in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a proven mineral reserve.

proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

This Prospectus also uses the term "preliminary economic assessment", which is defined in NI 43-101 to mean a study that includes an economic analysis of the potential viability of mineral resources, but that does not meet the definition of either a "pre-feasibility study" or a "feasibility study", as such terms are defined above.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 2, 2021. The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded from and after the required compliance date of the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are "substantially similar" to the corresponding terms under the CIM Definition Standards that are presented above under "Canadian Mineral Property Disclosure Standards and Resource Estimates":

  feasibility study;
  indicated mineral resource;
  inferred mineral resource;
  measured mineral resource;
  mineral reserve;

  mineral resource;
  modifying factors;
  preliminary feasibility study (or "pre-feasibility study");
  probable mineral resource; and
  proven mineral reserve.

As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

We are not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43‐101 disclosure standards and CIM Definition Standards. However, if we either cease to be a "foreign issuer" or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules, subject to a transition period with full compliance required for fiscal years beginning on or after January 1, 2021. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in this Prospectus and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non‐MJDS foreign issuer under the SEC Modernization Rules.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles ("U.S. GAAP"). Accordingly, our financial statements incorporated by reference in the Prospectus, and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars.  References to "$" or "Cdn.$" are to Canadian dollars and references to "U.S. dollars" or "US$" are to United States dollars.

The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2019, December 31, 2018 and December 31, 2017, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
(in Canadian Dollars)
High	1.3600	1.3642	1.3743
Low	1.2988	1.2288	1.2128
Average	1.3269	1.2957	1.2986
Closing	1.2988	1.3642	1.2545

On June 30, 2020, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3628.

OUR BUSINESS

This summary does not contain all the information about Northern Dynasty that may be important to you.  You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

We are a mineral exploration company existing under the Business Corporations Act (British Columbia) focused on developing, through our subsidiaries, the Pebble copper-gold-molybdenum-silver mineral project located in the state of Alaska, U.S. (the "Pebble Project").  The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

Our Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership"), in which we own a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership.  Pebble Mines Corp., a 100% indirectly owned Alaskan subsidiary of the Company, is the general partner of the Pebble Partnership and responsible for its day-to-day operations.

In February 2014, the United States Environmental Protection Agency ("EPA") announced a pre-emptive regulatory action under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off this action. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, enabling the project to move forward with state and federal permitting.

The Pebble Project has advanced significantly since May 2017 when the Pebble Partnership secured the legal settlement with the EPA, enabling Pebble to enter normal course permitting under the NEPA.

On December 22, 2017, the Pebble Partnership filed its 404 wetlands permit application (the "CWA 404 Permit Application") under the CWA with the USACE, which was "receipted" as complete by USACE on January 5, 2018. The permit application include a project description (the "Project Description") for the Pebble Project that was based on a smaller mine concept developed for the Pebble Project in the latter part of 2017. The Project Description in the permit application envisages the project developed as an open pit mine and processing facility with supporting infrastructure. It also involves a development plan with a significantly smaller development footprint than previously envisaged, and other additional environmental safeguards. The Pebble Project is currently in the US National Environmental Policy Act Environmental Impact Statement ("NEPA EIS") process. The NEPA EIS process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

  On February 5, 2018, USACE announced the appointment of AECOM - a leading global engineering firm - as third-party contractor for the NEPA IES process;

  On March 19, 2018, USACE published guidelines and timelines for completing NEPA permitting, and the associated EIS process; and

  Between April and August, 2018, the Pebble Project was advanced through the Scoping Phase of the EIS process administered by USACE:

    Scoping was initiated on April 1, 2018 with a 90-day public comment period concluded on June 29, 2018; and

    The Scoping Phase was completed and the USACE released the Scoping Document on August 31, 2018.

  On February 20, 2019, the USACE posted the draft EIS (the "Draft EIS") on its website, then initiated a public comment process on the Draft EIS which was completed on July 2, 2019.

Activities by Northern Dynasty and the Pebble Partnership in 2018 and 2019 were focused on providing information to support the scoping phase and overall development of the EIS, and these activities have continued during 2020.

In response to stakeholder concerns, the footprint of the proposed development in the updated Project Description is substantially smaller than previously envisaged. The current mine plan proposal consolidates most major site infrastructure in a single drainage, and includes other new environmental safeguards:

  a more conservative Tailings Storage Facility ("TSF") design, including enhanced buttresses, flatter slope angles and an improved factor of safety;

  separation of potentially acid generating ("PAG") tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

  co-storage of PAG waste rock within the PAG TSF and transfer of the PAG tailings and waste rock and tailings to the open pit at closure;

  no permanent waste rock piles; and

  no cyanide usage.

The Company continues to update the mine plan being reviewed in the NEPA EIS permitting process based on ongoing engineering work. As currently proposed under the Project Description, the Pebble deposit would be developed as a 180,000 ton (imperial) per day open pit mine with associated on and off-site infrastructure that includes a 270-megawatt power plant located at the mine site; a transportation corridor from the mine site to a permanent, year-round port facility on the west side of Cook Inlet; and a natural gas pipeline from the Kenai Peninsula to the Project site.

Following four years of construction activity, the proposed Pebble mine would operate for a period of 20 years as a conventional drill-blast-shovel operation. The mining rate will peak at 73 million tons per year, with 66 million tons of mineralized material processed through the mill each year (180,000 tons per day), for a low life-of-mine waste to ore ratio of 0.2:1. Forecast average annual production would be approximately 613,000 tons of copper-gold concentrate containing approximately 318 million lb copper 362,000 oz gold and 1.8 million oz of silver; and approximately 15,000 tons of molybdenum concentrate containing approximately 14 million lb of molybdenum.  The current mine plan is not supported by any preliminary economic assessment or any preliminary or final feasibility study.

The USACE is conducting a comprehensive alternatives assessment to consider a broad range of alternatives as part of its preparation of the EIS. As a result, the Company cautions that the plan described above may not be the final development plan. A final development design has not yet been selected. The proposed project uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, although any subsequent phases of development would require extensive regulatory and permitting review by federal, state and local regulatory agencies, including a comprehensive EIS review process under NEPA.

The USACE has published its estimate that the EIS will be completed in mid-2020 and that a Record of Decision will be issued in mid-2020, and this timeline is reflected on USACE's website for the Pebble Project at https://pebbleprojecteis.com/schedule as of the date of this Prospectus. The USACE has also advised that the Final EIS will be published in July 2020 and the Company anticipates the ROD soon thereafter.  While the Company has not been notified of any delay, it is possible that government efforts to curtail the COVID-19 outbreak will result in delays in the permitting process, including a possible delay in the release by the USACE of their EIS and the progress through to a Record of Decision.  See below under "Risk Factors - Risks associated with the Novel Coronavirus ("COVID-19")".

Additional information on the Company's recent activities in connection with advancing the development of the Pebble Project are included in the Company's 2019 AIF, our 2019 MD&A and our Q1 2020 MD&A.

Reconciliation of Use of Proceeds from Previous Offering

During 2019, the Company completed the following public and private placement offerings of its common shares (the "2019 Offerings"):

  in March 2019, the Company completed (i) a bought deal public offering of 17,968,750 Common Shares at the price of US$0.64 per Common Share for gross proceeds of US$11.5 million ($15.3 million), and (ii) a private placement of 3,769,476 Common Shares at the price of US$0.64 per Common Share for gross proceeds of approximately US$2.4 million ($3.2 million);

  in June 2019, the Company completed (i) a bought deal offering of 12,200,000 Common Shares at US$0.41 per Common Share for gross proceeds of approximately US$5.0 million ($6.6 million), and (ii) a non-brokered private placement of 3,660,000 Common Shares at US$0.41 per Common Share for gross proceeds of approximately US$1.5 million ($2.0 million);

  in August 2019, the Company completed (i) a bought deal offering of 15,333,334 Common Shares of the Company at the price of US$0.75 per common share for aggregate gross proceeds of approximately US$11.5 million ($15.3 million), and (ii) a non-brokered private placement to investors outside of the United States of 2,866,665 Common Shares of the Company at the price of US$0.75 per Common Share for gross proceeds of approximately US$2.15 million ($2.8 million);

  in December 2019, the Company completed an underwritten public offering of 41,975,000 Common Shares at a price of US$0.37 per Common Share for gross proceeds of approximately US$15.5 million ($20.6 million); and

  in January 2020, the Company completed non-brokered private placements of 13,688,823 Common Shares of the Company for gross proceeds of approximately US$5.1 million ($6.7 million).

The following table sets out a comparison of the Company's disclosed expected use of net proceeds from the 2019 Offerings to the actual use of net proceeds.  The net proceeds were used to advance the Company's business objectives and milestones, which remain ongoing due to the pending release by the USACE of the EIS and the issuance of its Record of Decision (as discussed above):

Intended Use of Net Proceeds of 2019 Offerings		Actual Use of Net Proceeds from 2019 Offerings	Variance -(Over)/Under Expenditure	Explanation of Variance and impact on business objectives
Operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the USACE Environmental Impact Study	$67,000,000	$43,380,000	N/A	N/A
Enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups and general and administration costs		$21,420,000	N/A	N/A
General corporate purposes - payment of current liabilities associated with the Company's working capital deficiency		$2,200,000	N/A	N/A

Recent Developments

Response to COVID-19

On March 26, 2020, in accordance with the order of the Governor of Alaska, the Pebble Partnership, along with all other nonessential offices in Alaska, closed its offices for the health and safety of its personnel.  Notwithstanding the closure, the Company has maintained its staff and employees, and continues to support NEPA EIS process remotely to help ensure that the project schedule announced by the USACE for the final EIS, anticipated in July 2020 with the ROD anticipated soon thereafter, remains on track.  Technical review meetings were completed before the implementation of the Governor's order in response to COVID-19.  The Company has not seen any indication at this point of delay to the project schedule.

EPA Litigation Update

On April 17, 2020, a US federal district court judge in Alaska ruled in favour of the EPA by granting a motion to dismiss a case brought by a collection of litigants opposed to the Pebble Mine that challenged the EPA's July 2019 decision to formally withdraw its prior regulatory action under Section 404(c) of the Clean Water Act. The ruling was based on a determination that the litigants had failed to state a claim upon which relief can be granted.

Diaz Litigation

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project.  Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City).  The cases were captioned:  Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.); Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.); and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.).  The complaints relied on claims made in the Kerrisdale Report and alleged damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and alleged liability for losses pursuant to Section 10(b) of the Exchange Act and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice.  The plaintiffs in the Diaz action continued to litigate and filed an amended complaint.  The Company filed a motion to dismiss the amended complaint in the Diaz action, which the plaintiffs opposed.  On April 30, 2018, the United States District Court for the Central District of California dismissed the plaintiffs' amended complaint in full, noting that its reliance on the sources in the Kerrisdale Report was an insufficient basis to allege securities fraud.  The court allowed the plaintiffs an opportunity to amend their complaint, which they did in June 2018.  The Company again moved to dismiss the new complaint, and briefing on the motion concluded in November 2018.

On February 22, 2019, the United States District Court for the Central District of California again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, captioned Victor Diaz v. Northern Dynasty Minerals Ltd., et al., Case No. CV 17-1241 PSG (SSx), this time without leave to amend.  The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed.

In March 2019, the Diaz plaintiffs filed notice of an appeal of the district court's dismissal order, and their appeal was filed with the Ninth Circuit Court of Appeals, in California, in June 2019.  The Company filed its response in August 2019 and the plaintiffs submitted their reply in October 2019, closing the briefing before the appellate court.  In April 2020, the appellate court decided that a hearing was unnecessary and, on May 8, 2020, the three appellate judge panel issued a memorandum decision affirming the district court's dismissal of the plaintiffs' claims in full.  The plaintiffs did not request a rehearing before the Ninth Circuit, but may still appeal to the United States Supreme Court in the coming months. If a further appeal is made, the Company will continue to defend itself vigorously in this action.

May 2020 Common Share Offerings

On May 13, 2020, the Company completed (i) an underwritten offering of 14,375,000 Common Shares at a price of $0.70 per share for aggregate gross proceeds of approximately $10.1 million (the "May 2020 Public Offering"), and (ii) a non-brokered private placement of 10,357,143 Common Shares at a price of $0.70 per share for gross proceeds of approximately $7.25 million (the "May 2020 Private Placement").

We intend to use the net proceeds from the May 2020 Public Offering and the May 2020 Private Placement for the following purposes:

  approximately $6.5 million in connection with operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the NEPA EIS;

  approximately $8.5 million in connection with enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups and general and administration cost; and

  approximately $1.7 million in connection with current liabilities associated with our working capital deficiency that were incurred by us in connection with (i) exploration and evaluation expenses in connection with the Pebble Project, and (ii) general and administrative expenses.

Although we intend to use the proceeds from the May 2020 Public Offering and the May 2020 Private Placement as set forth above, the actual allocation of the net proceeds may vary depending on future developments, especially any developments in connection with the EIS process with the USACE, at the discretion of our board of directors and management. Additionally, we may be subject to unanticipated cost increases or delays in the completion of the EIS and the issuance of the Record of Decision by the USACE which could require us to seek additional financing.

USACE Announcement on Preferred Transportation Corridor Alternative

On May 22, 2020, the USACE announced a preferred development alternative for the Pebble Project as the 'least environmentally damaging practicable alternative' or LEDPA for the transportation corridor for the proposed Pebble mine. The preferred transportation corridor includes an all land-based transportation route to connect the proposed mine site to a port site on Cook Inlet via an approximate 85-mile road north of Lake Iliamna, thereby avoiding the need for ferry transport across the lake.  The transportation corridor, which is referred to as the 'northern transportation corridor' and otherwise known and fully evaluated in the Pebble EIS as 'Alternative 3", has been extensively studied by the Company's 100%-owned US-based subsidiary Pebble Limited Partnership (the "Pebble Partnership"), and the Company believes that this transportation corridor presents several compelling benefits over the alternative lake ferry transportation corridor options. The EPA, in a letter to the USACE dated May 28, 2020, confirmed its view that the northern corridor transportation route was the least environmentally damaging practicable alternative under the EPA's guidelines.

Bristol Bay Revenue Sharing Program

We announced on June 16, 2020 that the Pebble Partnership has established the Pebble Performance Dividend LLP to provide for a local revenue sharing program with the objective of ensuring that full-time residents of communities in southwest Alaska will benefit directly from the future operation of the proposed Pebble Project.  The intention is for the Pebble Performance Dividend LLP to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3 million each year the Pebble mine operates beginning at the outset of project construction and with future payments following capital payback expected to increase beyond this initial amount.

Business Objectives and Milestones

Our business objectives for the balance of 2020 are to:

  continue with engineering, environmental, permitting and evaluation work on the Pebble Project as required to advance the completion of the EIS, currently anticipated in July 2020,  and the issuance of the Record of Decision by the USACE, currently anticipated soon thereafter;

  maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government (both in Alaska and Washington, D.C.), Alaska Native partners and broader stakeholder relationships;

  initiate Alaska state permitting activities;

  maintain the Pebble Project and Pebble claims in good standing;

  continue to seek potential partner(s) with greater financial resources to further advance the Pebble Project; and

  continue general and administrative activities in connection with the advancement of the Pebble Project.

The key milestones in the development of the Company's business are presently (i) the issuance by the USACE of the final EIS for the Pebble Project, and (ii) the issuance by the USACE of a Record of Decision. As a result of the completion of the May 2020 Public Offering and the May 2020 Private Placement, the Company presently has sufficient cash and working capital to carry on its business activities through to the issuance of a Record of Decision without further financing, assuming that the USACE's disclosed timing remains accurate.

As discussed above, each of the final EIS and the Record of Decision are anticipated by mid-2020. There are three possible outcomes of the Record of Decision:

  the USACE may determine to issue a permit for the Pebble Project under the Section 404 of the Clean Water Act without conditions, the USACE may determine to issue a permit for the Pebble Project with conditions; or
  the USACE may determine to deny the permit application.

The final decision of the USACE will have a material impact on the Company's business plans following the issuance of the Record of Decision and its ability to finance its future business activities. Should the Record of Decision approve the issuance of a permit without conditions or with conditions that the Company views as being reasonable and attainable, the Company anticipates that it will plan its business activities to further advance the development of the Pebble Project, which are anticipated to general include the following activities over the next twelve months:

Milestone/Business Objective	Business Activity within Next 12 Months	Timeframe for Completion	Anticipated Budget during Next 12 Months
Issuance of the EIS and Record of Decision by the USACE on Pebble	Continue to work with regulatory agencies in support of the issuance of the EIS and the Record of Decision.	It is anticipated that the EIS will be issued in July 2020 followed by the Record of Decision 30-60 days after the issuance of the EIS.	$1,000,000
Maintain an active corporate presence in Alaska	Continue to build relationships with: both federal and Alaska state governments and agencies; Native Corporations and communities, an example being the establishment of the Pebble Performance Dividend, which is intended to provide a direct benefit to the people of Bristol Bay	Ongoing through July 2021	$3,600,000
Initiate state permitting	Upon the receipt of a successful EIS and Record of Decision, we will commence the Alaska state permitting process for the Pebble Project	Ongoing through July 2021	$10,250,000

Pebble claims maintenance	Continue to maintain the Pebble claims in good standing.	October 2020	$1,400,000
Pebble partnering process	Ongoing discussions and possible negotiations to secure a project partner(s) with the financial resources to advance development of the Pebble project. Management will continue to seek suitable partner(s) with the objective to maximize shareholder value through 2020.	2020/2021(1)	$1,000,000

(1) Due to the COVID-19 pandemic, some due diligence activities that a partner may usually undertake such as site visits have been slower than anticipated.  In addition, there is no assurance that these discussions or possible negotiations will result in any binding agreement with any partner for the development of the Pebble Project.  See Risk Factors - "Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project".

The Company will require additional financing beyond its current cash and working capital in order to carry out these further business activities.  The Company believes that its options to finance the advancement of the Pebble Project will be significantly expanded beyond the current available financing options as the ability of the Pebble Project to secure the environmental permit under the Clean Water Act will have removed one of the key risk factors impacting on the ability of the Company to advance the Pebble Project to development.  These additional financing options may include the following:

  the partnering of the Pebble Project with a senior or intermediate mining company which has the sufficient financial resources to fund further development of the Pebble Project in exchange for the ability to "earn-in" to an ownership interest in the Pebble Project;

  streaming or royalty financing in which the Company would issue a streaming royalty to an investor, that would most likely be a company engaged in the business of acquiring streaming and royalty interests in mining projects, in exchange for the payment of an up-front purchase amount that would be used by the company to further advance the development of the Pebble Project;

  debt financing that may or may not be convertible into equity securities of the Company;

  equity financing through the issuance of additional common shares of the Company; and

  a combination of the above financing alternatives.

The Company is unable to provide any assurance to investors at this stage as to whether any of the above financing alternatives will be available to the Company in the event of a positive Record of Decision. Further, the Company has not made any decisions as to which of the above possible financing alternatives to pursue, and available options will have to be assessed following the receipt of a positive Record of Decision. The Company does not have any arrangement in place for any of the above financing options, and there is no assurance that the Company will be able to achieve the required additional financing through these financing options.  In addition, the Company cautions that while a positive Record of Decision will reduce one of the significant risk factors faced by the Pebble Project, significant risk factors will remain for the development of the Pebble Project, as described in the Risk Factors section of this Prospectus.

In the event that the USACE determines not to issue a permit or issues a permit with conditions that are viewed by the Company as unreasonable or unattainable, the Company will be required to re-assess its options for advancing the development of the Pebble Project.  These options may include an appeal of the Record of Decision or the re-assessment of scope of the Pebble Project and the submission of a revised permit application.  While the Company is unable to assess the full impact of a negative Record of Decision at this time, he Company anticipates that a negative Record of Decision will have a negative impact on the Company's ability to achieve additional financing, and will most likely limit the Company's financing options to further issuances of the Company's equity securities.

Any delay in the release by the USACE of their EIS and their progress through to a Record of Decision that results from government efforts to curtail the COVID-19 outbreak may result in a delay in the projected timeframe for us to achieve the business objectives that we have outlined above.  See below under "Risk Factors - Risks associated with the Novel Coronavirus ("COVID-19")" for a further discussion of this risk factor.

We anticipate that we will require additional financing in order to carry out the above business objectives during 2020.  As at March 31, 2020, the Company had cash and cash equivalents of $7.3 million, which is a decrease of $6.7 million from cash and cash equivalents of $14.0 million as of December 31, 2019. As at March 31, 2020, we had a working capital deficiency of $5.2 million as compared to a working capital deficiency of $0.2 million at December 31, 2019. The decrease in cash and working capital positions reflects $10.4 million of cash used in operating activities for the three months ended March 31, 2020.  As at May 31, 2020, the Company had cash and cash equivalents of $17.5 million, which is an increase of $10.2 million from cash and cash equivalents of $7.3 million as of March 31, 2020. As at May 31, 2020, we had working capital of $5.3 million as compared to a working capital deficiency of $5.2 million at March 31, 2020. The increase in cash and working capital positions from March 31, 2020 to May 31, 2020  reflects (i) net proceeds from the May 2020 Offering and May 2020 Private Placement of $16.8 million, plus (ii) net proceeds from warrants and employee stock options exercised in April and May of $1.0 million, offset by (iii) $7.6 million of cash used in operating activities during April and May 2020.

Based on our  ongoing cash requirements and lack of revenues, we anticipate that the net proceeds of the May 2020 Public Offering and the May 2020 Private Placement will be sufficient for us to carry out the activities described above for only a limited period of time.  Accordingly, we anticipate that we will require additional financing beyond the net proceeds of the May 2020 Public Offering and the May 2020 Private Placement to continue these business objectives through the second half of 2020.

Our objective is to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for advancement of the Pebble Project. We are continuing to evaluate the availability of long-term project financing options among mining companies, private equity firms and others, utilizing conventional asset level financing, debt, royalty and alternative financing options. There is no assurance that we will be able to partner the Pebble Project or secure additional financing when required. To the extent that we are unable to raise additional financing, we will have to curtail our operational activities which will ultimately delay our advancement of the Pebble Project.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:

• the names of the selling securityholders;

• the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

• the number or amount of Securities of the class being distributed for the account of each selling securityholder;

• the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

• whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

• all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used to advance the Pebble Project, for general corporate purposes, including to fund the advancement of the Pebble Project and related costs and to fund working capital, potential future acquisitions and capital expenditures.  Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

The Company will not receive any proceeds from any sale of any Securities by any selling securityholders.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable Prospectus Supplement.

We experienced negative cash flow from operations for the fiscal year ended December 31, 2019 and the three months ended March 31, 2020.  In addition, we anticipate incurring negative cash flow from operations for the balance of our 2020 fiscal year, and for our 2021 fiscal year and beyond, as a result of the fact that we currently have no revenues. In addition, as a result of our business plans for the development of the Pebble Project, we expect cash flow from operations to be negative until revenues from production at the Pebble Project begin to offset our operating expenditures. Accordingly, our cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred by us in connection with the Pebble Project. As a consequence, any net proceeds from any offering of Securities pursuant to this Prospectus may be used to offset negative operating cash flow. If we plan to use the proceeds of any offering of Securities pursuant to this Prospectus to offset negative operating cash flow, we will include this fact in the Prospectus Supplement for the offering of Securities together with additional detail as to the use of proceeds from the offering.  See "Risk Factors".

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and debt capital, on a consolidated basis, since March 31, 2020, being the date of our most recently filed unaudited consolidated financial statements incorporated by reference in this Prospectus, except for the additional issuances of Common Shares described further below under "Prior Sales", which include:

  the issuance of 14,375,000 additional Common Shares in connection with the May 2020 Public Offering; and
  the issuance of 10,357,143 additional Common Shares in connection with the May 2020 Private Placement.

PLAN OF DISTRIBUTION

We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.  The Securities may be sold in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102-Shelf Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the Securities. A description of such manner of sale and pricing will be disclosed in the applicable Prospectus Supplement. We may offer different classes of Securities in the same offering, or we may offer different classes of Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents' commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.  Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an "at-the-market-distribution" as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an "at the market distribution" or effect any other transactions that are intended to stabilize the market price of our securities.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a "best efforts" basis for the period of its appointment.

We and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Each class or series of Warrants, Subscription Receipts, Debt Securities and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Warrants, Subscription Receipts, Debt Securities or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Warrants, Subscription Receipts, Debt Securities or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Subscription Receipts, Debt Securities or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants, Subscription Receipts, Debt Securities or Units or as to the liquidity of the trading market, if any, for the Warrants, Subscription Receipts, Debt Securities or Units.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Securities may be offered under this Prospectus in amounts and at prices to be determined based on market conditions at the time of the sale and such amounts and prices will be set forth in the accompanying Prospectus Supplement.  The Securities may be issued alone or in combination and for such consideration determined by our board of directors.

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 463,776,009 shares were issued and outstanding as at June 2, 2020.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor.  In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities.  The Common Shares carry no pre-emptive or conversion rights.

Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares that we may offer under this Prospectus by way of a Prospectus Supplement.  To the extent required under applicable law, we will not offer Warrants for sale unless the applicable Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for.

Subject to the foregoing, we may issue Warrants independently or together with other Securities, and Warrants sold with other securities may be attached to or separate from the other Securities.  Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

This summary of some of the provisions of the Warrants is not complete.  Any statements made in the Prospectus relating to any warrant agreement or indenture and Warrants to be issued under the Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.  Investors should refer to the warrant indenture or warrant agency agreement relating to the specific Warrants being offered for the complete terms of the Warrants.  A copy of any warrant indenture or warrant agency agreement relating to an offering of Warrants will be filed by us with the applicable securities regulatory authorities in Canada following its execution.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement.  This description will include, where applicable:

• the designation and aggregate number of Warrants;

• the price at which the Warrants will be offered;

• the currency or currencies in which the Warrants will be offered;

• the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

• if applicable, the identity of the Warrant agent;

• whether the Warrants will be listed on any securities exchange;

• any minimum or maximum subscription amount;

• the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

• the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

• the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

• whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

• whether the Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Warrants and the Common Shares to be issued upon exercise of the Warrants;

• any other rights, privileges, restrictions and conditions attaching to the Warrants and the Common Shares to be issued upon exercise of the Warrants;

• material Canadian and United States federal income tax consequences of owning and exercising the Warrants; and

• any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant this Prospectus by way of a Prospectus Supplement. Subscription Receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The Subscription Receipts will be issued under a Subscription Receipt agreement.

The applicable Prospectus Supplement will include details of the Subscription Receipt agreement covering the Subscription Receipts being offered.  A copy of the Subscription Receipt agreement relating to an offering of Subscription Receipts will be filed by us with the applicable securities regulatory authorities after it has been entered into by us.  The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement.  This description will include, where applicable:

• the number of Subscription Receipts;

• the price at which the Subscription Receipts will be offered;

• the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

• the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Units;

• the number of Common Shares, Warrants or Units that may be issued upon exercise or deemed conversion of each Subscription Receipt;

• the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

• conditions to the conversion or exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

• terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

• the dates or periods during which the Subscription Receipts may be converted or exchanged;

• the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

• provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

• if applicable, the identity of the Subscription Receipt agent;

• whether the Subscription Receipts will be listed on any securities exchange;

• whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Subscription Receipts and the Securities to be issued upon conversion or exchange of the Subscription Receipts;

• any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

• material Canadian and United States income tax consequences of owning or converting or exchanging the Subscription Receipts; and

• any other material terms and conditions of the Subscription Receipts and the Securities to be issued upon the exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

Description of Debt Securities

We may issue Debt Securities in one or more series under an indenture (the "Indenture"), to be entered into among the Company and a trustee. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part. The following description sets forth certain general material terms and provisions of the Debt Securities. If Debt Securities are issued, we will describe in the applicable Prospectus Supplement the particular material terms and provisions of any series of the Debt Securities and a description of how the general material terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information regarding the general material terms and provisions of the Debt Securities.  Prospective investors also should refer to the Indenture, as it may be supplemented by any supplemental indenture, for a complete description of all terms relating to the Debt Securities.  We will file as an exhibit to the Registration Statement, of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities that we are offering before the issuance of such Debt Securities.  We will also file the final Indenture, including any supplemental indenture, for any offering of Debt Securities on SEDAR.

 We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur. The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that we offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

• the title of the Debt Securities;

• any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

• the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations;

• whether or not the Debt Securities will be secured or unsecured, and the terms of any secured debt including a general description of the collateral and the material terms of any related security, pledge or other agreement;

• whether payment of the Debt Securities will be guaranteed by any other person;

• the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

• the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

• the place or places we will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

• whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

• whether we will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

• whether we may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

• the denominations in which we will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

• whether we will make payments on the Debt Securities in a currency other than U.S. dollars;

• whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

• whether we will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

• whether we will issue the Debt Securities as unregistered securities, registered securities or both;

• any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

• the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

• whether the holders of any series of Debt Securities have special rights if specified events occur;

• the terms, if any, for any conversion or exchange of the Debt Securities for any other securities of the Company;

• provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

• any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

 Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require us to repurchase the Debt Securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or if we have a change of control.

 We may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may offer and sell the Debt Securities at a discount below their stated principal amount. We may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

 We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

 Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

 Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company.

 Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company's other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

 Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

 The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

 Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

 So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

 Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

 The Company expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

 If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company's sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

 A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

 Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Company, or at the Company's option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

 At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

 The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

 We shall not be required to:

  issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

  register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

  exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

  issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

 To the extent the Indenture is governed by the Trust Indenture Act, the Company will file with the trustee within 15 days after the Company files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

 In the event that the Company is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, continue to file with the SEC and provide the trustee:

  within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

  within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed.

Events of Default

 Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

  the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

  the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

  the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

  the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

  certain events involving the Company's bankruptcy, insolvency or reorganization; and

  any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

  the entire principal and interest of the Debt Securities of the series; or

  if the Debt Securities are discounted securities, that portion of the principal as described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults. The Company will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

  the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

  the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

  the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders' notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

 When the Company uses the term "defeasance", it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company's option:

  the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

  the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

  an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

  an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

  a certificate of one of the Company's officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities and not just from the Company's covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

  the Company is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

  other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more Supplemental Indentures (a "Supplemental Indenture") with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

  change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

  reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

  reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

  change the place or currency of any payment;

  affect the holder's right to require the Company to repurchase the Debt Securities at the holder's option;

  impair the right of the holders to institute a suit to enforce their rights to payment;

  adversely affect any conversion or exchange right related to a series of Debt Securities;

  reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

  reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

  evidence its successor under the Indenture;

  add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

  add events of default;

  provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

  establish the forms of the Debt Securities;

  appoint a successor trustee under the Indenture;

  add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

  cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

  change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

 To the extent the Indenture is governed by the Trust Indenture Act, the Indenture and the Debt Securities will be governed and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Company. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

 A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

 Under the Indenture and to the extent the Indenture is governed by the Trust Indenture Act, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Units

We may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination, as described in the applicable Prospectus Supplement.  Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit.  Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security.  The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

• the number of Units offered;

• the price or prices, if any, at which the Units will be issued;

• the currency at which the Units will be offered;

• the Securities comprising the Units;

• whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Units or the Securities comprising the Units;

• any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

• any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

 The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

PRIOR SALES

During the 12-month period before the date of this Prospectus, we have issued Common Shares and securities convertible into Common Shares as follows:

Common Shares

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security

June 20, 2019	56,400 Common Shares	$0.37

June 20, 2019	11,750 Common Shares	$0.40

June 20, 2019	39,000 Common Shares	$0.49

June 24, 2019	12,200,000 Common Shares	US$0.41

June 28, 2019	3,660,000 Common Shares	US$0.41

July 8, 2019	6,000 Common Shares	$0.49

July 9, 2019	75,000 Common Shares	$0.49

August 14, 2019	15,333,334 Common Shares	US$0.75

August 14, 2019	224,000 Common Shares	$0.49

August 14, 2019	6,666 Common Shares	$0.50

August 14, 2019	50,000 Common Shares	$0.76

August 15, 2019	75,000 Common Shares	$0.49

August 16, 2019	35,000 Common Shares	$0.49

August 19, 2019	2,666,665 Common Shares	US$0.75

August 19, 2019	58,000 Common Shares	$0.49

August 20, 2019	150,390 Common Shares	$0.55

August 20, 2019	78,000 Common Shares	$0.49

August 20, 2019	144,500 Common Shares	$0.72

August 20, 2019	1,500 Common Shares	$0.72

August 22, 2019	200,000 Common Shares(4)	US$0.75

August 26, 2019	59,000 Common Shares	$0.49

August 27, 2019	120,000 Common Shares	$0.49

August 28, 2019	5,000 Common Shares	$0.49

September 13, 2019	54,000 Common Shares	$0.72

October 11, 2019	25,792 Common Shares(1)	N/A(1)

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security

December 18, 2019	41,975,000 Common Shares	US$0.37

January 15, 2020	9,104,335 Common Shares	US$0.37

January 17, 2020	2,344,488 Common Shares	US$0.37

February 3, 2020	2,240,000 Common Shares	US$0.37

April 28, 2020	543,855 Common Shares	$0.55

May 1, 2020	129,028 Common Shares	$0.55

May 5, 2020	22,888 Common Shares	$0.55

May 13, 2020	24,732,143 Common Shares(2)	$0.70

May 13, 2020	126,500 Common Shares	$0.55

May 15, 2020	11,497 Common Shares	$0.55

May 20, 2020	36,003 Common Shares	$0.55

May 20, 2020	80,000 Common Shares	$0.50

May 20, 2020	30,000 Common Shares	$0.76

May 20, 2020	45,000 Common Shares	$0.99

May 21, 2020	45,000 Common Shares	$0.55

May 21, 2020	40,000 Common Shares	$0.50

May 21, 2020	3,000 Common Shares	$0.76

May 21, 2020	20,000 Common Shares	$0.76

May 22, 2020	30,000 Common Shares	$0.76

May 22, 2020	23,000 Common Shares	$0.76

May 22, 2020	4,000 Common Shares	$0.76

May 25, 2020	122,000 Common Shares	US$0.41

May 25, 2020	40,000 Common Shares	$0.76

May 26, 2020	21,200 Common Shares	$0.55

May 27, 2020	149,500 Common Shares	$0.55

May 28, 2020	8,000 Common Shares	$0.55

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security

May 28, 2020	41,000 Common Shares	$0.76

May 29, 2020	13,000 Common Shares	$.0.55

May 29, 2020	50,000 Common Shares	$0.65

May 29, 2020	20,000 Common Shares	$0.76

May 29, 2020	12,000 Common Shares	$0.99

June 1, 2020	102,700 Common Shares	$0.55

June 1, 2020	75,000 Common Shares	$0.65

June 2, 2020	89,400 Common Shares	$0.55

June 2, 2020	250,500 Common Shares	$0.65

June 3, 2020	88,200 Common Shares	$0.55

June 3, 2020	250,000 Common Shares	$0.48

June 3, 2020	77,400 Common Shares	$0.49

June 3, 2020	50,000 Common Shares	$0.50

June 3, 2020	10,000 Common Shares	$0.76

June 4, 2020	97,500 Common Shares	$0.55

June 4, 2020	20,000 Common Shares	$0.76

June 4, 2020	14,000 Common Shares	$0.76

June 4, 2020	15,000 Common Shares	$0.76

June 4, 2020	75,000 Common Shares	$0.49

June 5, 2020	20,000 Common Shares	$0.55

June 5, 2020	100,000 Common Shares	$0.49

June 9, 2020	4,000 Common Shares	$0.76

June 9, 2020	10,000 Common Shares	$0.76

June 9, 2020	7,000 Common Shares	$0.76

June 9, 2020	3,000 Common Shares	$0.76

June 11, 2020	69,500 Common Shares	$0.55

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security

June 11, 2020	30,000 Common Shares	$0.65

June 12, 2020	62,800 Common Shares	$0.55

June 12, 2020	43,000 Common Shares	$0.65

June 12, 2020	30,500 Common Shares	US$0.41

June 12, 2020	70,000 Common Shares	$0.50

June 12, 2020	29,585 Common Shares	US$0.41

June 15, 2020	2,800 Common Shares	$0.65

June 15, 2020	17,000 Common Shares	$0.55

June 15, 2020	10,000 Common Shares	$0.76

June 15, 2020	3,000 Common Shares	$0.99

June 15, 2020	20, 800 Common Shares	$1.75

June 15, 2020	30,000 Common Shares	$1.75

June 15, 2020	15,000 Common Shares	$1.75

June 15, 2020	6,000 Common Shares	$0.76

June 15, 2020	3,000 Common Shares	$0.99

June 15, 2020	6,000 Common Shares	$1.75

June 16, 2020	62,500 Common Shares	$0.55

June 17, 2020	72,900 Common Shares	$0.55

June 18, 2020	500 Common Shares	$0.65

June 18, 2020	67,100 Common Shares	$0.55

June 19, 2020	5,800 Common Shares	$0.65

June 19, 2020	1,238,300 Common Shares	$0.65

June 22, 2020	15,000 Common Shares	$0.55

June 22, 2020	131,800 Common Shares	$0.55

June 22, 2020	323,000 Common Shares	$0.65

June 22, 2020	915 Common Shares	US$0.41

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security

June 22, 2020	11,750 Common Shares	$0.40

June 22, 2020	122,600 Common Shares	$0.49

June 22, 2020	30,000 Common Shares	$1.75

June 23, 2020	5,000 Common Shares	$0.55

June 23, 2020	6,300 Common Shares	$0.65

June 23, 2020	61,000 Common Shares	US$0.41

June 24, 2020	101,700 Common Shares	$0.65

June 24, 2020	69,080 Common Shares	$0.55

June 24, 2020	75,000 Common Shares	$1.75

June 24, 2020	30,000 Common Shares	$1.75

June 25, 2020	30,100 Common Shares	$0.65

June 25, 2020	70,900 Common Shares	$0.55

June 25, 2020	30,000 Common Shares	$1.75

June 25, 2020	6,000 Common Shares	$1.75

June 25, 2020	8,000 Common Shares	$0.76

June 25, 2020	10,000 Common Shares	$1.75

June 26, 2020	5,700 Common Shares	$0.65

June 26, 2020	4,900 Common Shares	$0.55

June 29, 2020	4,900 Common Share	$0.55

Notes:

(1) Common Shares issued on payout of vested restricted share units.

(2) Common Shares issued pursuant to the May 2020 Public Offering and the May 2020 Private Placement.

Stock Options

Date of Issuance	Aggregate Number and Type of Securities Issued	Exercise Price per Security

September 27, 2019	6,610,500 Options(1)	$0.99

Note:

(1) Options to purchase Common Shares, issued pursuant to the Company's share purchase option compensation plan. ½ of the options vested on the date of grant and ½ will vest twelve months from date of grant. The options will expire on September 27, 2024.

Warrants

Date of Issuance	Aggregate Number and Type of Securities Issued	Exercise Price per Security

December 2, 2019	466,666 warrants(1)	$0.75

Note:

(1) Issued in connection with the Company's November 2019 Credit Facility, as described in the 2019 MD&A.

Underwriters' Warrants

Date of Issuance	Aggregate Number and Type of Securities Issued	Exercise Price per Security

June 24, 2019	244,000 Underwriters' Warrants(1)	US$0.41

Note:

(1) Underwriters' Warrants issued in connection with the completion of the bought deal offering completed in June 2019. Each warrant is exercisable to purchase one Common Share at the exercise price until June 24, 2020.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX under the trading symbol "NDM" and on the NYSE American under the trading symbol "NAK".

The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

Month	TSX Price Range ($)		Total Volume
	High	Low

May 2019	0.76	0.58	3,581,326

June 2019	0.84	0.56	5,299,136

Month	TSX Price Range ($)		Total Volume
	High	Low

July 2019	1.20	0.60	11,846,756

August 2019	1.25	0.77	13,339,915

September 2019	0.95	0.76	3,392,306

October 2019	0.79	0.66	3,291,008

November 2019	0.86	0.68	1,761,259

December 2019	0.75	0.50	9,572,500

January 2020	0.62	0.52	5,413,800

February 2020	0.93	0.56	16,925,200

March 2020	0.83	0.50	9,361,200

April 2020	0.88	0.54	9,954,684

May 2020	2.07	0.78	30,755,246

June 1 to 30, 2020	2.07	1.49	30,828,642

The following table sets forth the reported high and low sale prices in United States dollars for the Common Shares on the NYSE American for the monthly periods indicated.

Month	NYSE American Price Range (US$)		Total Volume
	High (US$)	Low (US$)

April 2019	0.66	0.52	18,092,267

May 2019	0.5697	0.4225	26,126,280

June 2019	0.65	0.4101	41,704,388

July 2019	0.9175	0.457	67,980,085

August 2019	0.95	0.56	68,447,090

September 2019	0.719	0.57	28,717,512

October 2019	0.60	0.5002	24,296,609

November 2019	0.655	0.513	19,985,475

Month	NYSE American Price Range (US$)		Total Volume
	High (US$)	Low (US$)

December 2019	0.56	0.38	52,153,100

January 2020	0.49	0.40	33,399,700

February 2020	0.71	0.42	71,344,200

March 2020	0.62	0.35	62,006,800

April 2020	0.6348	0.384	56,886,862

May 2020	1.50	0.56	124,825,482

June 1 to 30, 2020	1.53	1.11	106,509,229

July 1, 2020	1.48	1.41	2,625,825

On June 30, 2020, the closing price of our Common Shares as reported on the TSX was $1.94 per share.  On July 1, 2020, the closing price of our Common Shares as reported on the NYSE American was US$1.46 per share.

RISK FACTORS

Investing in Securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company's business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus (including subsequently filed documents incorporated by reference) and the Company's historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities.  There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled "Forward-Looking Statements" should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

Risks Relating to the Business of the Company

Risks associated with the Novel Coronavirus ("COVID-19")

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to the United States and Canada where we conduct our principal business operations. Our plans to advance the development of the Pebble Project are dependent upon the continued progress of our approval and permitting process with the USACE, the EPA and Alaskan state agencies, as well as our ability to continue the work required in connection with this process through our employees and our contractors. While we have not been notified of any delay, it is possible that government efforts to curtail the COVID-19 outbreak will result in delays in our permitting process, including a possible delay in the release by the USACE of their EIS and the progress through to a Record of Decision. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the COVID-19  pandemic impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares. These adverse effects on the economy, the stock market and our share price could adversely impact our ability to raise capital, with the result that our ability to pursue development of the Pebble Project could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our plans for development of the Pebble Project.

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

We may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well-organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and potential size. Accordingly, there is no assurance that the Company will obtain the required permits. The Company has filed a CWA 404 permit application with the USACE, which has triggered an EIS process under NEPA. The EIS process under NEPA, and the requirement for the Company to secure a broad range of other permits and authorizations from multiple federal and state regulatory agencies will take several years. After all permits necessary to begin construction are in hand, a number of years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until we build a mine at the Pebble Project we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company's common shares. The current mine plan that is included in the Project Description for the development of the Pebble Project is not supported by any preliminary economic assessment or any preliminary or final feasibility study.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

We will need to raise additional financing (which may include share issuances, debt or asset level partnering, or any combination thereof) in order to continue our operations and to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing permitting and development of the Pebble Project will depend upon our ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that we will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders. If we are unable to raise the necessary capital resources, we may at some point have to reduce or curtail our operations, which would have a material adverse effect on our ability to pursue the permitting and development of the Pebble Project.

While we may attempt to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for advancement of the Pebble Project, there is no assurance that we may be able to conclude any such agreements. In addition, any joint venture or other form of partnership arrangement for the Pebble Project is anticipated to result in a dilution in our ownership interest in the Pebble Project.

There is also no assurance that we will be successful in securing any long-term project financing utilizing conventional asset level financing, debt, royalty and alternative financing options, such as stream financing.  Any project debt financing that we may obtain the future will require future repayments of principal and interest from cash flows generated by the Pebble Project.  Likewise, any potential sale of royalty interests in minerals produced from the Pebble Project would require future payments of royalties from cash flows generated by the Pebble Project.  If we enter into any streaming arrangements for the Pebble Project, it is anticipated that we would be required to sell minerals produced from the Pebble Project at preferential rates as consideration for up-front funding provided by the party providing the stream financing.  As a result, any of these financing options are anticipated to impact on the cash flows from the Pebble Project that would be available to the Company should the Pebble Project proceed to development.  Our board of directors has not made any determination as to whether to proceed with any of the above forms of financing and there is no assurance that these financing options will be available to advance development of the Pebble Project.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future.  Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership's mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development.  Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

The Pebble Project is Subject to Political, Environmental and Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the "BBW").  The BBW is an important wildlife and salmon habitat area.  Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at the Pebble Project.  Opposition may include legal challenges to exploration and development permits, which may delay or halt development.  Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

The Pebble Partnership's Mineral Property Interests Do Not Contain Any Mineral Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves (either proven reserves or probable reserves) or body of commercially viable ore and the Pebble Project must be considered an exploration and feasibility evaluation project only.  Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore".

Northern Dynasty has not completed any feasibility study or pre-feasibility study on the Pebble Project to date. The "preliminary economic assessment" completed by the Company on the Pebble Project in 2011, as referred to in the 2017 AIF, did not contain the level of mine plan or costing detail that would be included in either a preliminary feasibility study or a final feasibility study that would be necessary to make a determination of the existent of mineral reserves or for a production decision for the Pebble Project. Further, neither the cost information nor the development scenario contemplated in the 2011 preliminary economic assessment are current.

Mineral resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only

Northern Dynasty has included disclosure regarding the Pebble Project and mineral resource estimates that have been made in accordance with NI 43-101. These resource estimates are classified as "measured resources", "indicated resources" and "inferred resources". Northern Dynasty advises United States investors that although with the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", there is no assurance any mineral resources that Northern Dynasty may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had Northern Dynasty prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into "mineral reserves. Further, "inferred resources" have a great amount of uncertainty as to their economic and legal feasibility.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited.  Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.  There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Northern Dynasty has no history of earnings and no foreseeable earnings, and may never achieve profitability or pay dividends

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation.  Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the pre-development stage.

Northern Dynasty's consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis

Northern Dynasty's consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern.  As at December 31, 2019, Northern Dynasty had a working capital deficit of approximately $0.2 million. Although Northern Dynasty in the year ended December 31, 2019, completed a number of financings for gross proceeds of approximately US$49.5 million ($65.8 million) and closed a private placement of US$4.2 million ($5.6 million) in January 2020 (of which $0.7 million was received in December 2019), additional financing will be required in 2020 and in future years for continued corporate expenditures and material expenditures at the Pebble Project. Northern Dynasty's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

Northern Dynasty has a history of negative cash flow from operations which is anticipated to continue for the foreseeable future

Northern Dynasty experienced negative cash flow from operations for the fiscal year ended December 31, 2019 and anticipates incurring negative cash flow from operations for the balance of its 2020 fiscal year, and for its 2021 fiscal year and beyond as a result of the fact that it has no revenues from mining or any other activities. In addition, as a result of Northern Dynasty's business plans for the development of the Pebble Project, Northern Dynasty expects cash flow from operations to continue to be negative until revenues from production at the Pebble Project begin to offset operating expenditures, of which there is no assurance. Accordingly, Northern Dynasty's cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred s in connection with advancement of the Pebble Project. As a consequence, the net proceeds from the Offering to be used as working capital will be used to offset negative operating cash flow.

As the Pebble Project is Northern Dynasty's only mineral property interest, the failure to establish that the Pebble Project possesses commercially viable and legally mineable deposits of ore may cause a significant decline in the trading price of Northern Dynasty's common shares and reduce its ability to obtain new financing

The Pebble Project is, through the Pebble Partnership, Northern Dynasty's only mineral property interest.  Northern Dynasty's principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore.  If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project.  Northern Dynasty anticipates that such an outcome would possibly result in further declines in the trading price of Northern Dynasty's common shares.  Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If prices for copper, gold, molybdenum and silver decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores.  The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty's control.  The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments.  The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum and silver, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities

Mining is inherently dangerous and subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company's exploration, development and mining operations.  These and other hazards may cause injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities.  Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Northern Dynasty competes with larger, better capitalized competitors in the mining industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry.  Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty.  Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses.  As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with environmental requirements will take considerable resources and changes to these requirements could significantly increase the costs of developing the Pebble Project and could delay these activities

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project.  Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations or the application thereof and the presence of unknown environmental hazards on Northern Dynasty's mineral properties may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty.  Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects.  Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control.  Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project.  Refer to further discussion our 2019 AIF and in other filings incorporated by reference herein.

Litigation

The Company is, and may in future be subject to legal proceedings, including with regard to matters described in Item 12 of our 2019 AIF in the pursuit of its Pebble Project. Given the uncertain nature of these actions and litigation generally, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably it will likely have a material adverse effect on the Company.

Northern Dynasty is subject to many risks that are not insurable and, as a result, Northern Dynasty will not be able to recover losses through insurance should such certain events occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure.  The payment of such liabilities could result in increase in Northern Dynasty's operating expenses which could, in turn, have a material adverse effect on Northern Dynasty's financial position and its results of operations.  Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty's operating expenses.

If Northern Dynasty loses the services of the key personnel that it engages to undertake its activities, then Northern Dynasty's plan of operations may be delayed or be more expensive to undertake than anticipated

Northern Dynasty's success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc. ("HDSI").  The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project.  There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated.  It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

Other Risks and Uncertainties

You may lose your entire investment

An investment in the Securities of the Company is speculative and may result in the loss of your entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider purchasing the Securities of the Company, as there is no assurance that we will ever build a mine at the Pebble Project, commence operations or achieve revenues.

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public entities. Accordingly, the market price of the Common Shares may decline even if our asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions' respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the trading price of the Common Shares may be materially adversely affected.

Likely PFIC status has possible adverse U.S. federal income tax consequences for U.S. investors.

The Company was likely a "passive foreign investment company" (a "PFIC") within the meaning of the U.S. Internal Revenue Code in one or more prior tax years, expects to be a PFIC for the current tax year, and may also be a PFIC in subsequent years. A non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income, and thereafter unless certain elections are made.

If the Company is a PFIC for any year during a U.S. taxpayer's holding period, such taxpayer may be required to treat any gain recognized upon a sale or disposition of certain Securities of the Company as ordinary income (rather than capital gain), and any resulting U.S. federal income tax may be increased by an interest charge.  Rules similar to those applicable to dispositions will generally apply to certain "excess distributions" in respect of certain Securities of the Company. A U.S. taxpayer may generally avoid these unfavorable tax consequences by making a timely and effective "qualified electing fund" ("QEF") election or "mark-to-market" election with respect to certain securities of the Company.  A U.S. taxpayer who makes a timely and effective QEF election must generally report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company makes any distributions to shareholders in such year.  A U.S. taxpayer who makes a timely and effective mark-to-market election must, in general, include as ordinary income, in each year in which the Company is a PFIC, the excess of the fair market value of certain Securities of the Company over the taxpayer's adjusted cost basis in such shares.

The Company is a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the Business Corporations Act (British Columbia) (the "BCBCA").  This BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders' suits, indemnification of directors and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

Because we are a "foreign private issuer" under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;

  the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year.  We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements.  For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a "U.S. person" (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or other special terms.

LEGAL MATTERS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by McMillan LLP, Vancouver, B.C., with respect to matters of Canadian and United States securities laws.

INTEREST OF EXPERTS

Information relating to the Company's mineral properties incorporated by reference in this Prospectus has been derived from the "2018 Technical Report on the Pebble Project, Southwest Alaska, USA", effective date December 22, 2017 (the "Pebble Project Report"), which has been prepared by the Qualified Persons named below and this information has been included in reliance on the expertise of these Qualified Persons:

  J. David Gaunt, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

  James Lang, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

  Eric Titley, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

  Ting Lu, P.Eng., an independent Qualified Person, who co-authored the Pebble Project Report; and

  Stephen Hodgson, P.Eng., a non-independent Qualified Person, who co-authored the Pebble Project Report.

Based on information provided by the relevant persons, and except as otherwise disclosed in this Prospectus, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Company's property or the property of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of the Company's securities or of an associated party or an affiliate of the Company.  The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company

AUDITOR

The auditors of the Company are Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia.  Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States).

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, is the transfer agent and registrar for the Common Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This Prospectus is part of the Registration Statement on Form F-10 that we have filed with the SEC.  This Prospectus does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.  Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved.  Each such statement is qualified in its entirety by such reference.  You should refer to the Registration Statement and the exhibits thereto for further information with respect to us and our securities.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada.  Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.  As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read any document that the Company has filed with the SEC at the SEC's public reference room in Washington, D.C.  You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee.  You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms.  You may read and download some of the documents that the Company has filed with the SEC's EDGAR system at www.sec.gov.  You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus under "Documents Incorporated by Reference", the following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part:

1. the documents set out under the heading "Documents Incorporate by Reference";

2. the consents of the Company's auditor, legal counsel and technical report authors;

3. the powers of attorney from the directors and certain officers of the Company; and

4. the form of debt indenture.

A copy of the form of any warrant indenture or subscription receipt agreements, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with or furnished to the SEC under the U.S. Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia).  The majority of its directors, all of its officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets are located outside the United States.  We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian legal counsel, McMillan LLP, that a judgement of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgement was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by McMillan LLP, however, that there is substantial doubt that whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X.  Under the Form F-X, we appointed Pebble East Claims Corporation as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the securities under the Prospectus.

CONTRACTUAL RIGHTS OF RECISSION

Original purchasers of warrants (if offered separately from other Securities) and Subscription Receipts will have a contractual right of rescission against the Company in respect of the exercise of such warrant or subscription receipt, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the warrant or subscription receipt (or units comprised partly thereof), as the case may be, the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the warrant or subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant or subscription receipt under this prospectus.  This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.